       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 1998
                                          Registration Nos. 333-_____, 811-5626
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM N-4

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                           Pre-Effective Amendment No.___
                         Post-Effective Amendment No.___
                                     and/or

                          REGISTRATION STATEMENT UNDER
                       THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. ___

                               SEPARATE ACCOUNT B
                           (EXACT NAME OF REGISTRANT)

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                              1001 Jefferson Street
                              Wilmington, DE  19801
                                  302-576-3400
         (ADDRESS AND TELEPHONE NUMBER OF DEPOSITOR'S PRINCIPAL OFFICES)

Marilyn Talman, Esq.                        COPY TO:
Golden American Life Insurance Company      Stephen E. Roth, Esq.
1001 Jefferson Street, Suite 400            Sutherland Asbill & Brennan LLP
Wilmington, DE  19801                       1275 Pennsylvania Avenue, N.W.
(NAME AND ADDRESS OF AGENT FOR SERVICE      Washington, D.C. 20004-2404
  OF PROCESS)

        Approximate date of commencement of proposed sale to the public:
   A soon as practical after the effective date of the Registration Statement

        Title of Securities being Registered:
   Interests in a separate account under flexible premium deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PART A

                               PROFILE OF
                         GOLDENSELECT VALUE PLUS
                   FIXED AND VARIABLE ANNUITY CONTRACT

                       __________________ ___, 1998

  ------------------------------------------------------------------
  |                                                                |
  |  This Profile summarizes some of the more important points     |
  |  that you should know and consider before purchasing the       |
  |  Contract.  The Contract is more fully described in the full   |
  |  prospectus which is attached to this Profile.  Please read    |
  |  the prospectus carefully.  The terms "we," "us," "our," and   |
  |  the "Company" refer to the Golden American Life Insurance     |
  |  Company.  "You" and "your" refer to the contract owner.       |
  |                                                                |
  ------------------------------------------------------------------

1.  THE ANNUITY CONTRACT

The Contract offered in this prospectus is a deferred combination variable and fixed annuity contract between you and Golden American Life Insurance Company. The Contract provides a means for you to invest on a tax-deferred basis in (i) one or more of the 24 mutual fund investment portfolios listed on the next page and/or (ii) in a fixed account of Golden American with guaranteed interest periods. We set the interest rates in the fixed account (which will never be less than 3%) periodically. We currently offer guaranteed interest periods of 6 months, 1, 3, 5, 7 and 10 years. We may credit a different interest rate for each interest period. The interest you earn in the fixed account as well as your principal is guaranteed by Golden American as long as you do not take your money out before the applicable maturity date. The investment portfolios are designed to offer a better return than the fixed account. However, this is NOT guaranteed. You can lose your money.

The Contract is intended for retirement savings or other long-term investment purposes and provides for a choice of death benefits which are described on page 5. We may issue it as an individual Contract or as a group Contract.

You can transfer among the investment portfolios and the fixed account without charge. We, may, in the future, charge a $25 fee for any transfer after the twelfth transfer in a contract year. We will apply a market value adjustment if you take your money out from the fixed account more than 30 days before the applicable maturity date. A market value adjustment could increase or decrease your contract value and/or the amount you take out. You bear the risk that you will receive less than your principal if we take a market value adjustment.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the date on which you start receiving the annuity payments under your Contract. The amounts accumulated during the accumulation phase will determine the amount of annuity payments you will receive. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

You determine (1) the amount and frequency of premium payments, (2) the investments, (3) transfers between investments, (4) the type of annuity to be paid after the accumulation phase, (5) the beneficiary who will receive the death benefits, (6) the type of death benefit, and (7) the amount and frequency of withdrawals.

2.  YOUR ANNUITY PAYMENTS (THE INCOME PHASE)

Annuity payments are the periodic payments you will begin receiving on the annuity start date. You may choose one of the following annuity payment options:

<CAPTIONS>
                         ANNUITY OPTIONS
  -----------------------------------------------------------------------
  |  Option 1     Income for a     Payments are made for a  specified   |
  |               fixed period     number of years to you               |
  |                                or your beneficiary.                 |
  |                                                                     |
  |---------------------------------------------------------------------|
  |                                                                     |
  |  Option 2     Income for       Payments are made for the rest of    |
  |               life with a      your life or longer for a specified  |
  |               period certain   period such as 10 or 20 years or     |
  |                                until the total amount used to buy   |
  |                                this option has been repaid.  This   |
  |                                option comes with an added guarantee |
  |                                that payments will continue to your  |
  |                                beneficiary for the remainder of     |
  |                                such period if you should die during |
  |                                the period.                          |
  |                                                                     |
  |---------------------------------------------------------------------|
  |                                                                     |
  |  Option 3     Joint life       Payments are made for your life      |
  |               income           and the life of another person       |
  |                                (usually your spouse).               |
  |                                                                     |
  |---------------------------------------------------------------------|
  |                                                                     |
  |  Option 4     Annuity plan     Any other annuitization plan that we |
  |                                choose to offer on the annuity start |
  |                                date.                                |
  |                                                                     |
  -----------------------------------------------------------------------


Annuity payments under Options 1, 2 and 3 are fixed. Annuity payments under Option 4 may be fixed or variable. Once you elect an annuity option and begin to receive payments, it cannot be changed.

3.  PURCHASE (COMMENCEMENT OF THE ACCUMULATION PHASE)

You may purchase the Contract with an initial payment of $25,000 or more. You may make additional payments of $1,000 or more at any time during the accumulation phase. With our prior consent, you may make premium payments over $1,000,000.

Who may purchase this Contract? The Contract may be purchased by individuals as part of a personal retirement plan (a "non-qualified Contract"), or as a Contract that qualifies for special tax treatment when purchased as either an Individual Retirement Annuity (IRA) or by funding from another qualified account (each a "qualified Contract").

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot risk getting back less money than you put in.

4.  THE INVESTMENT PORTFOLIOS

You can direct your money into either: (1) the fixed account with guaranteed interest periods of 6 months, and 1, 3, 5, 7 and 10 years, and/or (2) into any one or more of the following 24 mutual fund investment portfolios. The investment portfolios are described in the prospectuses for the GCG Trust and the PIMCO Variable Insurance Trust. Keep in mind that any amount you direct into the fixed account earns a fixed interest rate. But if you invest in any of the following investment portfolios, depending on market conditions, you may make or lose money:

  The GCG Trust
  -------------
     Multiple Allocation Series    Strategic Equity Series       Mid-Cap Growth Series
     Fully Managed Series          Small Cap Series              Total Return Series
     Capital Appreciation Series   Emerging Markets Series       Research Series
     Rising Dividends Series       Managed Global Series         Global Fixed Income Series
     All-Growth Series             Growth Opportunities Series   Limited Maturity Bond Series
     Real Estate Series            Developing World Series       Liquid Asset Series
     Hard Assets Series            Growth & Income Series
     Value Equity Series           Value + Growth Series

  The PIMCO Trust
  ---------------
     PIMCO High Yield Bond Portfolio
     PIMCO StocksPLUS Growth and Income Portfolio

5.  EXPENSES

The Contract has insurance features and investment features, and there are costs related to each. The Company deducts an annual contract administrative charge of $30 or 2% of the contract value, whichever is less. We also collect a mortality and expense risk charge and an asset-based administrative charge. These 2 charges are deducted daily directly from the amounts in the investment portfolios. The asset-based administrative charge is 0.15% annually. The annual rate of the mortality and expense risk charge depends on the death benefit you choose:

                                      Standard                    Enhanced Death Benefits
                                    Death Benefit    Annual Ratchet  3% Solution  5% Solution  7% Solution
                                    -------------    --------------  -----------  -----------  -----------
   Mortality & Expense Risk Charge      0.85%             0.95%         0.90%         1.05%        1.20%
   Asset-Based Administrative Charge    0.15%             0.15%         0.15%         0.15%        0.15%
     Total                              1.00%             1.10%         1.05%         1.20%        1.35%

Each investment portfolio has charges for investment management fees and other expenses. These charges, which vary by investment portfolio, currently range from 0.61% to 1.80% annually (see table below) of the portfolio's average daily net asset balance.

If you withdraw money from your Contract, or if you begin receiving annuity payments, the Company may deduct a premium tax of 0%-3.5% to pay to your state.

The following table is designed to help you understand the Contract charges. The "Total Annual Insurance Charges" column includes the maximum mortality & expense risk charge, the asset-based administrative charge, and reflects the annual contract administrative charge as 0.04% (based on an average contract value of $70,000). The "Total Annual Investment Portfolio Charges" column reflects the portfolio charges for each portfolio and are based on actual expenses as of December 31, 1997, except for newly formed portfolios and portfolios that had not commenced operations as of December 31, 1997 where the charges have been estimated. The column "Total Annual Charges" reflects the sum of the previous two columns. The columns under the heading "Examples" show you how much you would pay under the Contract for a 1-year period and for a 10-year period.

As required by the Securities and Exchange Commission, the examples assume that you invested $1,000 in a Contract that earns 5% annually and that you withdraw your money at the end of Year 1 or at the end of Year 10. For Years 1 and 10, the examples show the total annual charges assessed during that time and assume that you have elected the Percent Solution Enhanced Death Benefit with a 7% Solution. For these examples, the premium tax is assumed to be 0%.

  ----------------------------------------------------------------------------------------------
  |                                                                       Examples:            |
  |                                      Total Annual                     --------             |
  |                         Total Annual  Investment    Total    Total Charges at the End of:  |
  |                          Insurance    Portfolio    Annual                                  |
  |Investment Portfolio        Charges     Charges     Charges       1 Year      10 Years      |
  |                                                                                            |
  |--------------------------------------------------------------------------------------------|
                                                                                               |
  |THE GCG TRUST                                                                               |
  |Multiple Allocation          1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |Fully Managed                1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |Capital Appreciation         1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |Rising Dividends             1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |All-Growth                   1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |Real Estate                  1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |Hard Assets                  1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |Value Equity                 1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |Strategic Equity             1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |Small Cap                    1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |Emerging Markets             1.39%       1.80%       3.19%       $ 92.22       $349.37      |
  |Managed Global               1.39%       1.36%       2.75%       $ 88.35       $313.50      |
  |Growth Opportunities         1.39%       1.11%       2.50%       $ 86.34       $294.57      |
  |Developing World             1.39%       1.80%       3.19%       $ 92.22       $349.37      |
  |Growth & Income              1.39%       1.10%       2.49%       $ 86.34       $294.57      |
  |Value + Growth               1.39%       1.10%       2.49%       $ 86.34       $294.57      |
  |Mid-Cap Growth               1.39%       0.97%       2.36%       $ 83.94       $269.39      |
  |Total Return                 1.39%       0.97%       2.36%       $ 83.94       $269.39      |
  |Research                     1.39%       0.96%       2.35%       $ 83.84       $268.38      |
  |Global Fixed Income          1.39%       1.60%       2.99%       $ 90.23       $330.75      |
  |Limited Maturity Bond        1.39%       0.61%       2.00%       $ 80.33       $232.40      |
  |Liquid Asset                 1.39%       0.61%       2.00%       $ 80.33       $232.40      |
  |                                                                                            |
  |THE PIMCO TRUST                                                                             |
  |PIMCO High Yield Bond        1.39%       0.75%       2.14%       $ 81.73       $246.95      |
  |PIMCO StocksPLUS                                                                            |
  |  Growth and Income          1.39%       0.65%       2.04%       $ 80.73       $236.58      |
  |                                                                                            |
  ----------------------------------------------------------------------------------------------

For the newly formed portfolios, the charges have been estimated. The "Total Annual Investment Portfolio Charges" reflect current expense reimbursements for the Research and Global Fixed Income portfolios. For more detailed information, see the fee table in the prospectus for the Contract.

The Year 1 examples above include a 6% surrender charge. We deduct a surrender charge if you surrender your Contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount in any contract year is the greater of (i) any earnings less previous withdrawals; or (ii) 10% of premium payments paid within the last 7 years and not previously withdrawn, less any previous withdrawals taken in the same contract year. The following table shows the schedule of the surrender charge that will apply. The surrender charge is a percent of each premium payment.


     Complete Years Elapsed        0  |  1  |  2  |  3  |  4  |  5  |  6  |  7+
       since premium payment          |     |     |     |     |     |     |
     Surrender Charge              6% |  6% |  6% |  5% |  4% |  3% |  1% |  0%


6.  TAXES

Under a qualified Contract, your premiums are pre-tax contributions and accumulate on a tax-deferred basis. Premiums and earnings are taxed as income when you make a withdrawal or begin receiving annuity payments, presumably when you are in a lower tax bracket.

Under a non-qualified Contract, premiums are made with after-tax dollars, and any earnings will accumulate tax-deferred. You will be taxed on these earnings, but not on premiums, when you withdraw them from the Contract.

For owners of most qualified Contracts, when you reach age 70 1/2, you will be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we will calculate and pay you the minimum required distribution amounts. If you are younger than 59 1/2 when you take money out, in most cases, you will be charged a 10% federal penalty tax on the amount withdrawn.

7.  WITHDRAWALS

You can withdraw your money at any time during the accumulation phase. You may elect in advance to take systematic withdrawals described on page 7. Withdrawals above the free withdrawal amount may be subject to a surrender charge. We will apply a market value adjustment if you withdraw your money from the fixed account more than 30 days before the applicable maturity date. Income taxes and a penalty tax may apply to amounts withdrawn.

8.  PERFORMANCE

The value of your Contract will fluctuate depending on the investment performance of the portfolio(s) you choose. The following chart shows hypothetical total return for each portfolio for the time periods shown as if there were amounts invested in each of the portfolios shown for the time periods listed. These numbers reflect the deduction of the mortality & expense risk charge and the asset-based administrative charge and do not reflect deductions for the annual contract fee any withdrawal charges. Since this is a new Contract, there is no actual performance history to illustrate. Actual performance information will be shown in an updated prospectus. Please keep in mind that past or hypothetical performance is not a guarantee of future results.

               [PERFORMANCE TABLE TO BE PROVIDED BY AMENDMENT.]

9.  DEATH BENEFIT

You may choose (i) the Standard Death Benefit, (ii) the Percent Solution Enhanced Death Benefit currently offering a 3%, 5% or 7% Solution, or (iii) the Annual Ratchet Enhanced Death Benefit. The Percent Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit are available only if the contract owner or the annuitant (if the contract owner is not an individual) is not more than 70 years old at the time of purchase.

The death benefit applies on the first person to die of the contract owner, joint owner, or annuitant (if a contract owner is not an individual). Assuming you are the contract owner, if you die during the accumulation phase, your beneficiary will receive a death benefit unless the beneficiary is the surviving spouse and elects to continue the Contract. The death benefit paid depends on the death benefit you have chosen. The death benefit value is calculated at the close of the business day on which we receive due proof of death at our Customer Service Center. If your beneficiary elects not to take the death benefit at the time of your death, the death benefit in the future may be affected. If you die after the annuity start date and you are the annuitant, your beneficiary will receive the death benefit you chose under the annuity option then in effect.

Under the Standard Death Benefit, if you die before the annuity start
          ----------------------
date, your beneficiary will receive the greatest of:
   1) the contract value;
   2) the total premium payments made under the Contract after subtracting any withdrawals; or
   3) the cash surrender value.

Under the Percent Solution Enhanced Death Benefit, if you die before
          ---------------------------------------
the annuity start date, your beneficiary will receive the greatest of:
   1) the contract value;
   2) the total premium payments made under the Contract after subtracting any withdrawals;
   3) the cash surrender value; or

   4) the enhanced death benefit, which we determine as follows: we credit interest each business day at of the enhanced death benefit annual effective rate* to the enhanced death benefit from the preceding day (which would be the initial premium if the preceding day is the contract date), then we add additional premiums paid since the preceding day, then we subtract any withdrawals made since the preceding day, then we adjust for any market value adjustment, and then we subtract any associated surrender charges. If you select the 7% interest rate, there is a maximum enhanced death benefit of 2 times all premium payments, less an amount to reflect withdrawals.

      *Note: You select the enhanced death benefit interest rate of 3%, 5% or 7% when you purchase the Contract. The interest rate used for calculating the death benefit for the Liquid Asset and Limited Maturity Bond investment portfolios will be the lesser of the enhanced death benefit annual effective rate you selected or the net rate of return for such portfolios during the applicable period. The interest rate used for calculating the death benefit for your investment in the fixed account will be the lesser of the enhanced death benefit annual effective rate you selected or the interest credited to such investment during the applicable period. The investments you select will affect your maximum death benefit as explained above.

Under the Annual Ratchet Enhanced Death Benefit, if you die before the
          -------------------------------------
annuity start date, your beneficiary will receive the greatest of:
   1) the contract value;
   2) the total premium payments made under the Contract after subtracting any withdrawals;
   3) the cash surrender value; or
   4) the enhanced death benefit, which is determined as follows: On each contract anniversary that occurs on or before the contract owner turns age 70, we compare the prior enhanced death benefit to the contract value and select the larger amount as the new enhanced death benefit. On all other days, the enhanced death benefit is the following amount: On a daily basis, we first take the enhanced death benefit from the preceding day (which would be the initial premium if the preceding day is the contract date), then we add additional premiums paid since the preceding day, and then we subtract any withdrawals made since the preceding day, then we adjust for any market value adjustment, and then we subtract for any associated surrender charges. That amount becomes the new enhanced death benefit.

Note: In all cases described above, amounts could be reduced by premium taxes owed and not previously deducted. The enhanced death benefits may not be available in all states. Please refer to the Contract for more details.

10.  OTHER INFORMATION

     Free Look.  If you cancel the Contract within 10 days after you
      ---------
receive it, you will receive a full refund of the contract value (including charges and as adjusted for any market value adjustment).
If applicable state law requires a longer free look period, or the return of the premium paid, the Company will comply. Unless your state requires us to return your premium payment, you bear the investment risk during the free look period; therefore, the contract value returned may be greater or less than your premium payment. Your contract value will be determined at the close of business on the day we receive a written request for a refund.

      Transfers among Investment Portfolios and the Fixed Account.  You can
      -----------------------------------------------------------
make transfers among your investment portfolios and your investment in the fixed account as frequently as you wish without any current tax implications. The minimum amount for a transfer is $100. Currently there is no charge for transfers, and we do not limit the number of transfers. The Company may, in the future, charge a $25 fee for any transfer after the twelfth transfer in a contract year or limit the number of transfers allowed. Keep in mind that if you transfer or otherwise withdraw your money from the fixed account more than 30 days before the applicable maturity date, we will apply a market value adjustment. A market value adjustment could increase or decrease your contract value and/or the amount you transfer or withdraw.

      No Probate.  In most cases, when you die, the person you choose as
      ----------
your beneficiary will receive the death benefit without going through probate.

      Additional Features.  This Contract has other features you may be
   -------------------
interested in.  These include:

          Dollar Cost Averaging. This is a program that allows you to invest a fixed amount of money in the investment portfolios each month, which may give you a lower average cost per unit over time than a single one-time purchase. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. This option is currently available only if you have $1,200 or more in the Limited Maturity Bond or the Liquid Asset investment portfolios or in the fixed account with either a 6-month or 1-year guaranteed interest period. Transfers from the fixed account under this program will not be subject to a market value adjustment.

          Systematic Withdrawals. During the accumulation phase, you can arrange to have money sent to you at regular intervals throughout the year. Within limits these withdrawals will not result in any withdrawal charge. Withdrawals from your money in the fixed account under this program are not subject to a market value adjustment. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

          Automatic Rebalancing. If your contract value is $10,000 or more, you may elect to have the Company automatically readjust the money between your investment portfolios periodically to keep the blend you select. Investments in the fixed account are not eligible for automatic rebalancing.

11. INQUIRIES If you need more information after reading this prospectus, please contact us at:

      Customer Service Center
      P.O. Box 8794
      Wilmington, DE  19899-8794
      (800) 366-0066

or your registered representative.

GOLDEN AMERICAN LIFE INSURANCE COMPANY

                      ________________ ____, 1998
                   DEFERRED COMBINATION VARIABLE AND
                        FIXED ANNUITY PROSPECTUS
                        GOLDENSELECT VALUE PLUS

-----------------------------------------------------------------------

This prospectus describes GOLDENSELECT VALUE PLUS, a deferred variable annuity contract (the "Contract") offered by Golden American Life Insurance Company (the "Company," "we" or "our"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("non-qualified Contracts").

The Contract provides a means for you to invest your premium payments in one or more of 24 mutual fund portfolios. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. The investment portfolios available under your Contract are:

     The GCG Trust:                     Manager:
     -------------                      -------
     Multiple Allocation Series         Zweig Advisors, Inc.
     Fully Managed Series               T. Rowe Price Associates, Inc.
     Capital Appreciation Series        INVESCO (NY), Inc.
     Rising Dividends Series            Kayne Anderson Investment Management, LLC
     All-Growth Series                  Pilgrim, Baxter & Associates, Ltd.
     Real Estate Series                 EII Realty Securities, Inc.
     Hard Assets Series                 Van Eck Associates Corporation
     Value Equity Series                Eagle Asset Management, Inc.
     Strategic Equity Series            Zweig Advisors Inc.
     Small Cap Series                   Fred Alger Management, Inc.
     Emerging Markets Series            Putnam Investment Management, Inc.
     Managed Global Series              Putnam Investment Management, Inc.
     Growth Opportunities Series        Montgomery Asset Management, LLC
     Developing World Series            Montgomery Asset Management, LLC
     Growth & Income Series             Robertson, Stephens & Company Investment Management, L.P.
     Value + Growth Series              Robertson, Stephens & Company Investment Management, L.P.
     Mid-Cap Growth Series              Massachusetts Financial Services Company
     Total Return Series                Massachusetts Financial Services Company
     Research Series                    Massachusetts Financial Services Company
     Global Fixed Income Series         Baring International Investment Limited (an affiliate)
     Limited Maturity Bond Series       ING  Investment Management, LLC (an affiliate)
     Liquid Asset Series                ING  Investment Management, LLC (an affiliate)
     PIMCO Variable Insurance Trust:
     ------------------------------
     PIMCO High Yield Bond Portfolio    Pacific Investment Management Company
     PIMCO StocksPLUS Growth            Pacific Investment Management Company
       and Income Portfolio

The above mutual fund portfolios are purchased and held by corresponding divisions of our Separate Account B. We refer to the divisions as "portfolios" or "investment portfolios" and the money you place in the Fixed Account's guaranteed interest periods as "Fixed Interest Allocations" in this prospectus.

We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We set the interest rates periodically. We will not set the interest rate to be less than a minimum annual rate of 3%. You may choose guaranteed interest periods of 6 months, and 1, 3, 5, 7 and 10 years. The interest earned on your money as well as your principal is guaranteed as long as you hold them until the maturity date. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. You bear the risk that you may receive less than your principal if we take a Market Value Adjustment. For Contracts sold in some states, not all Fixed Interest Allocations or investment portfolios are available. You have a right to return a Contract within 10 days after you receive it for a full refund of the contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. Longer free look periods apply in some states.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information, dated ______________ ___, 1998 has been filed with the Securities and Exchange Commission. It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at P.O. Box 8794, Wilmington, DE 19899-8794 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). The table of contents of the Statement of Additional Information ("SAI") is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

------------------------------------------------------------------------

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THE GCG TRUST OR THE PIMCO TRUST IS NOT A BANK DEPOSIT AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE
CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THIS PROSPECTUS MUST BE ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE GCG TRUST AND THE PIMCO TRUST.

------------------------------------------------------------------------
                              TABLE OF CONTENTS
------------------------------------------------------------------------

                                                                    PAGE
Index of Special Terms.............................................   4
Fees and Expenses..................................................   5
Performance Information............................................   8
   Accumulation Unit...............................................   8
   Net Investment Factor...........................................   8
   Financial Statements............................................   9
   Performance Information.........................................   9
Golden American Life Insurance Company.............................  10
The GCG Trust and the PIMCO Trust..................................  10
Golden American Separate Account B.................................  10
The Investment Portfolios..........................................  11
   Investment Objectives...........................................  11
   Portfolio Management Fees.......................................  13
The Fixed Interest Allocation......................................  14
   Selecting a Guaranteed Interest Period..........................  14
   Guaranteed Interest Rates.......................................  14
   Transfers from a Fixed Interest Allocation......................  14
   Withdrawals from a Fixed Interest Allocation....................  15
   Market Value Adjustment.........................................  15
The Annuity Contract...............................................  16
   Contract Owner..................................................  16
   Annuitant.......................................................  17
   Beneficiary.....................................................  17
   Purchase and Availability of Contract...........................  18
   Crediting of Premium Payments...................................  18
   Contract Value in Each Investment Portfolio.....................  18
   Cash Surrender Value............................................  19
   Surrendering to Receive the Cash Surrender Value................  19
   Addition, Deletion or Substitution of Investment Portfolios
     and Other Changes.............................................  19
   The Fixed Account...............................................  19
   Other Important Provisions......................................  19
Withdrawals........................................................  20
   Regular Withdrawals.............................................  20
   Systematic Withdrawals..........................................  20
   IRA Withdrawals.................................................  21
Transfers Among Your Investments...................................  21
   Dollar Cost Averaging...........................................  22
   Automatic Rebalancing...........................................  22
Death Benefit Choices..............................................  23
   Death Benefit During the Accumulation Phase.....................  23
      Standard Death Benefit.......................................  23
      Enhanced Death Benefits......................................  23
   Death Benefit After the Accumulation Phase......................  24
Charges and Fees...................................................  24
   Charge Deduction Portfolio......................................  24
   Charges Deducted from the Contract Value........................  24
      Surrender Charge.............................................  24
      Surrender Charge for Excess Withdrawals......................  25
      Premium Taxes................................................  25
      Administrative Charge........................................  25
      Excess Transfer Charge.......................................  25
   Charges Deducted for the Portfolios.............................  25
      Mortality and Expense Risk Charge............................  25
      Asset-Based Administrative Charge............................  26
   Trust Expenses..................................................  26
The Annuity Options................................................  26
   Annuitization of Your Contract..................................  26
   Selecting the Annuity Start Date................................  26
   Frequency of Annuity Payments...................................  27

                                                                    PAGE
   The Annuity Options.............................................  27
      Income for a Fixed Period....................................  27
      Income for Life with a Period Certain........................  27
      Joint Life Income............................................  27
      Annuity Plan.................................................  27
   Payment When Named Person Dies..................................  27
Other Contract Provisions..........................................  28
   Reports to Contract Owners......................................  28
   Suspension of Payments..........................................  28
   In Case of Errors in your Application...........................  28
   Assigning the Contract as Collateral............................  28
   Contract Changes-Applicable Tax Law.............................  28
   Free Look.......................................................  28
   Group or Sponsored Arrangements.................................  29
   Selling the Contract............................................  29
Other Information..................................................  29
   Voting Rights...................................................  29
   Year 2000 Problem...............................................  29
   State Regulation................................................  29
   Legal Proceedings...............................................  30
   Legal Matters...................................................  30
   Experts.........................................................  30
Federal Tax Considerations.........................................  30
More Information About Golden American.............................  35
   Selected Financial Data.........................................  35
   Management's Discussion and Analysis of Financial Condition and
   Results of Operations...........................................  35
   Directors and Executive officers................................  35
   Compensation Tables and Other Information.......................  35
Financial Statements of Golden American Life Insurance Company.....  36
Statement of Additional Information................................  37
   Table of Contents...............................................  37
Appendix A.........................................................  A1
   Market Value Adjustment Examples................................  A1
Appendix B.........................................................  B1
   Surrender Charge for Excess Withdrawals Example.................  B1

-----------------------------------------------------------------------
                        INDEX OF SPECIAL TERMS
-----------------------------------------------------------------------

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

Accumulation Unit                                  8
Annual Ratchet Enhanced Death Benefit             24
Annuitant                                         17
Annuity Start Date                                16
Cash Surrender Value                              19
Contract Date                                     16
Contract Owner                                    16
Contract Value                                    18
Contract Year                                     16
Fixed Interest Allocation                         13
Free Withdrawal Amount                            25
Market Value Adjustment                           15
Percent Solution Enhanced Death Benefit           24
Standard Death Benefit                            23

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the
Contract:

Term Used In This Prospectus       Corresponding Term Used In The Contract
----------------------------       ---------------------------------------
Accumulation Unit                  Index of Investment Experience
Annuity Start Date                 Annuity Commencement Date
Contract Owner                     Owner or Certificate Owner
Contract Value                     Accumulation Value
Excess Transfer Charge             Excess Allocation Charge
Fixed Interest Allocation          Fixed Allocation
Free Look Period                   Right to Examine Period
Guaranteed Interest Period         Guarantee Period
Investment Portfolio(s)            Division(s)
Net Investment Factor              Experience Factor
Regular Withdrawals                Conventional Partial Withdrawals
Withdrawals                        Partial Withdrawals

-----------------------------------------------------------------------
                              FEES AND EXPENSES
-----------------------------------------------------------------------

CONTRACT OWNER TRANSACTION EXPENSES*

   Surrender Charge:

     Complete Years Elapsed        0  |  1  |  2  |  3  |  4  |  5  |  6  |  7+
       since premium payment          |     |     |     |     |     |     |
     Surrender Charge              6% |  6% |  6% |  5% |  4% |  3% |  1% |  0%

   Transfer Charge.............................  None**

   * A Market Value Adjustment may apply to certain transactions, which may increase or decrease your contract value and/or your transfer or surrender amount.

   ** We may in the future charge $25 per transfer if you make more than 12 transfers in a contract year.

ANNUAL CONTRACT ADMINISTRATIVE CHARGE
   Administrative Charge.......................  $30
   (The administrative charge will be $30 or 2% of your contract value, whichever is less.)

SEPARATE ACCOUNT ANNUAL CHARGES***

                                               Standard        Enhanced Death Benefit
                                             Death Benefit         Annual Ratchet
                                             -------------         --------------
     Mortality and Expense Risk Charge......     0.85%                  0.95%
     Asset Based Administrative Charge......     0.15%                  0.15%
     Total Separate Account Expenses........     1.00%                  1.10%


                                              Percent Solution Enhanced Death Benefit
                                              ---------------------------------------
                                             3% Solution    5% Solution    7% Solution
                                             -----------    -----------    -----------
     Mortality and Expense Risk Charge......    0.90%          1.05%           1.20%
     Asset Based Administrative Charge......    0.15%          0.15%           0.15%
     Total Separate Account Expenses........    1.05%          1.20%           1.35%

     ***As a percentage of assets in each investment portfolio.

THE GCG TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of a portfolio or on the combined average daily net assets of the indicated groups of portfolios):

  -----------------------------------------------------------------------------------------------------------
  |                                                |              |                    |                    |
  |                                                |              |       OTHER        |      TOTAL         |
  |                                                |              |    EXPENSES(2)     |     EXPENSES       |
  |                                                |  MANAGEMENT  |   AFTER EXPENSE    |   AFTER EXPENSE    |
  |   PORTFOLIO                                    |    FEES(1)   |  REIMBURSEMENT(3)  |  REIMBURSEMENT(3)  |
  |                                                |              |                    |                    |
  |---------------------------------------------------------------------------------------------------------|
  |   Multiple Allocation, Fully Managed, Capital  |              |                    |                    |
  |   Appreciation, Rising Dividends, All-Growth,  |              |                    |                    |
  |   Real Estate, Hard Assets, Value Equity,      |              |                    |                    |
  |   Strategic Equity, Small Cap                  |     0.98%    |        0.01%       |        0.99%       |
  |                                                |              |                    |                    |
  |------------------------------------------------|--------------------------------------------------------|
  |                                                |              |                    |                    |
  |   Growth Opportunities, Growth & Income,       |              |                    |                    |
  |   Value + Growth                               |     1.10%    |        0.01%       |        1.11%       |
  |                                                |              |                    |                    |
  |------------------------------------------------|--------------------------------------------------------|
  |                                                |              |                    |                    |
  |   Managed Global                               |     1.25%    |        0.11%       |        1.36%       |
  |                                                |              |                    |                    |
  |------------------------------------------------|--------------------------------------------------------|
  |                                                |              |                    |                    |
  |   Emerging Markets, Developing World           |     1.75%    |        0.05%       |        1.80%       |
  |                                                |              |                    |                    |
  |------------------------------------------------|--------------------------------------------------------|
  |                                                |              |                    |                    |
  |   Mid-Cap Growth, Total Return                 |     0.96%    |        0.01%       |        0.97%       |
  |                                                |              |                    |                    |
  |------------------------------------------------|--------------------------------------------------------|
  |                                                |              |                    |                    |
  |   Research                                     |     0.96%    |        0.00%(3)    |       0.96%(3)     |
  |                                                |              |                    |                    |
  |------------------------------------------------|--------------------------------------------------------|
  |                                                |              |                    |                    |
  |   Global Fixed Income                          |     1.60%    |       0.00%(3)     |       1.60%(3)     |
  |                                                |              |                    |                    |
  |------------------------------------------------|--------------------------------------------------------|
  |                                                |              |                    |                    |
  |   Limited Maturity Bond, Liquid Asset          |     0.60%    |       0.01%        |       0.61%        |
  |                                                |              |                    |                    |
  -----------------------------------------------------------------------------------------------------------

Other Expenses are based on actual expenses for fiscal year ended
December 31, 1997, except for newly formed portfolios and portfolios that had not commenced operations as of December 31, 1997 where the charges have been estimated.
   (1) Fees decline as combined assets increase. See the prospectus for the GCG Trust for more information.
   (2) Other Expenses generally consist of independent trustees fees and certain expenses associated with investing in international markets.
   (3) Directed Services, Inc. is currently reimbursing expenses and waiving management fees to maintain Total Expenses at 0.96% for the Research portfolio and 1.60% for the Global Fixed Income portfolio as shown. This agreement will remain in place through December 31, 1999. Without this Agreement, and based on current estimates, Total Expenses for the Research and Fixed Income portfolios would be 0.97% and 1.65%, respectively.

THE PIMCO TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of a portfolio):


  -----------------------------------------------------------------------------------------------------------
  |                                                |              |                    |                    |
  |                                                |   ADVISORY   |       OTHER        |       TOTAL        |
  |   PORTFOLIO                                    |     FEES     |      EXPENSES      |      EXPENSES      |
  |                                                |              |                    |                    |
  |------------------------------------------------|--------------------------------------------------------|
  |   PIMCO High Yield Bond                        |     0.50%    |        0.25%       |        0.75%       |
  |                                                |              |                    |                    |
  |------------------------------------------------|--------------------------------------------------------|
  |                                                |              |                    |                    |
  |   PIMCO StocksPLUS Growth and Income           |     0.40%    |        0.25%       |        0.65%       |
  |                                                |              |                    |                    |
  -----------------------------------------------------------------------------------------------------------


Other Expenses are estimated since, as of December 31, 1997, these portfolios had not yet commenced operations.

The purpose of the foregoing tables is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. See the prospectuses of the GCG Trust and the PIMCO Trust for additional information on portfolio expenses.

Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the tables above or in the examples below. See "Charges and Fees -- Charges Deducted from the Contract Value."

Examples:
--------
In the following examples, surrender charges may apply if you choose to annuitize within the first 3 contract years. The examples assume election of the Percent Solution Enhanced Death Benefit with a 7%
Solution and are based on an assumed 5% annual return.

If you surrender your Contract at the end of the applicable time period, you would pay the following expenses for each $1,000 invested:

     THE GCG TRUST                  1 YEAR         3 YEARS
     -------------                  ------         -------
     Multiple Allocation..........  $84.14         $124.30
     Fully Managed................  $84.14         $124.30
     Capital Appreciation.........  $84.14         $124.30
     Rising Dividends.............  $84.14         $124.30
     All-Growth...................  $84.14         $124.30
     Real Estate..................  $84.14         $124.30
     Hard Assets..................  $84.14         $124.30
     Value Equity.................  $84.14         $124.30
     Strategic Equity.............  $84.14         $124.30
     Small Cap....................  $84.14         $124.30
     Emerging Markets.............  $92.22         $158.38
     Managed Global...............  $88.35         $146.93
     Growth Opportunities.........  $86.34         $140.97
     Developing World.............  $92.22         $158.39
     Growth & Income..............  $86.34         $140.97
     Value + Growth...............  $86.34         $140.97
     Mid-Cap Growth...............  $83.94         $133.70
     Total Return.................  $83.94         $133.70
     Research.....................  $83.84         $133.39
     Global Fixed Income..........  $90.23         $152.50
     Limited Maturity Bond........  $80.33         $122.79
     Liquid Asset.................  $80.33         $122.79

     THE PIMCO TRUST
     PIMCO High Yield Bond........  $81.73         $127.04
     PIMCO StocksPLUS Growth
       and Income.................  $80.73         $124.00

If you do not surrender your Contract or if you annuitize on the annuity start date, you would pay the following expenses for each $1,000 invested:

     THE GCG TRUST                  1 YEAR        3 YEARS
     -------------                  ------        -------
     Multiple Allocation..........  $24.14        $74.30
     Fully Managed................  $24.14        $74.30
     Capital Appreciation.........  $24.14        $74.30
     Rising Dividends.............  $24.14        $74.30
     All-Growth...................  $24.14        $74.30
     Real Estate..................  $24.14        $74.30
     Hard Assets..................  $24.14        $74.30
     Value Equity.................  $24.14        $74.30
     Strategic Equity.............  $24.14        $74.30
     Small Cap....................  $24.14        $74.30
     Emerging Markets.............  $32.22        $98.39
     Managed Global...............  $28.35        $86.93
     Growth Opportunities.........  $26.34        $80.97
     Developing World.............  $32.22        $98.39
     Growth & Income..............  $26.34        $80.97
     Value + Growth...............  $26.34        $80.97
     Mid-Cap Growth...............  $23.94        $83.94
     Total Return.................  $23.94        $83.94
     Research.....................  $23.84        $73.39
     Global Fixed Income..........  $30.23        $92.50
     Limited Maturity Bond........  $20.33        $62.79
     Liquid Asset.................  $20.33        $62.79

     THE PIMCO TRUST
     ---------------
     PIMCO High Yield Bond........  $21.73        $67.04
     PIMCO StocksPLUS Growth
       and Income.................  $20.73        $64.00


The examples above reflect the annual administrative charge as an annual charge of 0.04% of assets (based on an average contract value of $70,000). If a different death benefit or a different Percent Solution is elected instead of the Percent Solution Enhanced Death Benefit with a 7% Solution used in the examples, the actual expenses will be less than those represented in the examples.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN SUBJECT TO THE TERMS OF YOUR CONTRACT.


-----------------------------------------------------------------------
                              PERFORMANCE INFORMATION
-----------------------------------------------------------------------

ACCUMULATION UNIT

We use accumulation units to calculate the value of a Contract. Each investment portfolio of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

THE NET INVESTMENT FACTOR

The Net Investment Factor is an index number which reflects charges under the Contract and the investment performance of the portfolio.
The Net Investment Factor is calculated as follows:
   (1) We take the net asset value of the portfolio at the end of each business day.

   (2) We add to (1) the amount of any dividend or capital gains distribution declared for the investment portfolio and reinvested in such portfolio. We subtract from that amount a charge for our taxes, if any.
   (3) We divide (2) by the net asset value of the portfolio at the end of the preceding business day.
   (4) We then subtract the applicable daily mortality and expense risk charge and the daily asset based administrative charge from each portfolio.

Calculations for the investment portfolios are made on a per share basis.

FINANCIAL STATEMENTS

The financial statements of Golden American Separate Account B for the period ended September 30, 1998 and for the years ended December 31, 1997 and 1996 are included in the Statement of Additional Information. The financial statements of Golden American for the period ended September 30, 1998 and for the years ended December 31, 1997, 1996, and 1995 are included in this prospectus. [TO BE PROVIDED BY AMENDMENT.]

PERFORMANCE INFORMATION

From time to time, we may advertise or include in reports to contract owners performance information for the investment portfolios, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Liquid Asset portfolio, quotations of yield for the portfolios will be based on all investment income per unit (contract value divided by the accumulative unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1, 3, 5 and 10 year periods, or lesser periods depending on how long the portfolio of Separate Account B has been in existence. We may show other total returns for periods less than one year. Total return figures will be based on the actual historic performance of the investment portfolios of Separate Account B, assuming an investment at the beginning of the period, withdrawal of the investment at the end of the period, and the deduction of all applicable portfolio and contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. Quotations of average annual return for the Managed Global portfolio take into account the period before September 3, 1996, during which it was maintained as a portfolio of Golden American Separate Account D. In addition, we may present historic performance data for the mutual fund portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the investment portfolios of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.

Current yield for the Liquid Asset portfolio is based on income generated over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Asset portfolio in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining portfolios on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period.

We may compare performance information for a portfolio to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any portfolio based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the portfolio and market conditions.
Please keep in mind that past performance is not a guarantee of future results.


-----------------------------------------------------------------------
                GOLDEN AMERICAN LIFE INSURANCE COMPANY
-----------------------------------------------------------------------

Golden American Life Insurance Company is a Delaware stock life insurance company. Golden American is a wholly owned subsidiary of Equitable of Iowa Companies, Inc. ("Equitable of Iowa") which is a wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company with over $307.6 billion in assets as of December 31, 1997. Golden American is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. In May 1996, Golden American established a subsidiary, First Golden American Life Insurance Company of New York, which is authorized to sell annuities in New York and Delaware. Golden American's financial statements appear in this prospectus.

Equitable of Iowa is the holding company for Golden American, Directed Services, Inc., the investment manager of the GCG Trust, and other interests. Equitable of Iowa and another ING affiliate own ING Investment Management, LLC, a portfolio manager of the GCG Trust. ING also owns Baring International Investment Limited, another portfolio manager of the GCG Trust.

Our principal office is located at 1001 Jefferson Street, Wilmington, Delaware 19801. For more information, see "More Information About Golden American."


-----------------------------------------------------------------------
                    THE GCG TRUST AND THE PIMCO TRUST
-----------------------------------------------------------------------

The GCG Trust is a mutual fund whose shares are available to separate accounts funding variable annuity and variable life insurance policies offered by Golden American. The GCG Trust also sells its shares to separate accounts of other insurance companies, both affiliated and not affiliated with Golden American. Pending Securities and Exchange Commission approval, shares of the GCG Trust may also be sold to certain qualified pension and retirement plans.

The PIMCO Trust is also a mutual fund. The portfolios of the PIMCO Trust sell their shares to separate accounts of insurance companies, including Golden American, for both variable annuity contracts and variable life insurance policies and by qualified pension and retirement plans.

In the event that, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts conflict, we, the Boards of Trustees of the GCG Trust and the PIMCO Trust, Directed Services, Inc., Pacific
Investment Management Company and any other insurance companies participating in the Trusts will monitor events to identify and resolve any material conflicts that may arise.

YOU WILL FIND COMPLETE INFORMATION ABOUT THE GCG TRUST AND THE PIMCO TRUST IN THE ACCOMPANYING TRUSTS' PROSPECTUSES. YOU SHOULD READ THEM CAREFULLY BEFORE INVESTING.

-----------------------------------------------------------------------
                  GOLDEN AMERICAN SEPARATE ACCOUNT B
-----------------------------------------------------------------------

Golden American Separate Account B ("Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Account B but such assets are kept separate from our other accounts.

Account B purchases shares of the mutual fund portfolios of the GCG Trust and the PIMCO Trust. Each mutual fund portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the portfolio of Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from the investment portfolios whose assets we attribute to other variable annuity contracts supported by Account B. If the assets in Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

We currently offer other variable annuity contracts that invest in Account B but are not discussed in this prospectus. Account B may also invest in other investment portfolios which are not available to your Contract.

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                         THE INVESTMENT PORTFOLIOS
-----------------------------------------------------------------------

During the accumulation phase, you may allocate your premium payments and contract value to any of the 24 portfolios listed below. Your bear the entire investment risk for amounts you allocate to the portfolios and may lose your principal.

INVESTMENT OBJECTIVES

The investment objective of each portfolio is set forth below. You should understand that there is no guarantee that any portfolio will meet its investment objectives. Meeting objectives depends on various factors, including, in certain cases, how well the portfolio managers anticipate changing economic and market conditions. More detailed information about the investment portfolios can be found in the prospectuses for the GCG Trust and the PIMCO Trust. You should read these prospectuses before investing.

INVESTMENT PORTFOLIO          INVESTMENT OBJECTIVE
--------------------          ----------------------------------------------------
Multiple Allocation           Seeks the highest total return, consisting of
                              capital appreciation and current income,
                              consistent with the preservation of capital and
                              elimination of unnecessary risk.

                              Invests primarily in equity and debt securities.
                              ----------------------------------------------------

Fully Managed                 Seeks high total investment return over the long
                              term, consistent with the preservation of
                              capital and with prudent investment risk.

                              Pursues an active asset allocation strategy whereby
                              investments are allocated among debt securities,
                              equity securities and money market instruments.
                              ----------------------------------------------------

Capital Appreciation          Seeks long-term capital growth.

                              Invests in common stocks and preferred stock
                              that are allocated by the portfolio manager
                              among growth and value categories.  Securities
                              eligible for the value category may include real
                              estate stocks.
                              ----------------------------------------------------

Rising Dividends              Seeks capital appreciation, with dividend income
                              as a secondary objective.

                              Invests in equity securities that meet the
                              following four criteria: consistent dividend
                              increases; substantial dividend increases;
                              reinvested profits; and an under-leveraged
                              balance sheet.
                              ----------------------------------------------------

                                   11
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



All-Growth                    Seeks capital appreciation.

                              Invests in securities selected by the portfolio
                              manager for their long-term growth prospects.
                              ----------------------------------------------------

Real Estate                   Seeks capital appreciation, with current income
                              as a secondary objective.

                              Invests in publicly traded real estate equity
                              securities.
                              ----------------------------------------------------

Hard Assets                   Seeks long-term capital appreciation.

                              Invests in equity and debt securities of
                              companies engaged in the exploration,
                              development, production, management, and
                              distribution of hard assets.  This is a non-
                              diversified portfolio.
                              ----------------------------------------------------

Value Equity                  Seeks capital appreciation with a secondary
                              objective of dividend income.

                              Invests primarily in equity securities of U.S.
                              and foreign issuers indicate above financial
                              soundness and high intrinsic value.
                              ----------------------------------------------------

Strategic Equity              Seeks long-term capital appreciation.

                              Invests primarily in equity securities based on
                              various equity market timing techniques.
                              ----------------------------------------------------

Small Cap                     Seeks long-term capital appreciation.

                              Invests primarily in equity securities of
                              companies that have a total market
                              capitalization within the range of companies in
                              the Russell 2000 Growth Index.
                              ----------------------------------------------------

Emerging Markets              Seeks long-term capital appreciation.

                              Invests primarily in equity securities of
                              companies that are in emerging market countries
                              in the Pacific Basin, Latin America and
                              elsewhere.  Income is not an objective, any
                              production of current income is incidental to
                              the objective of capital growth.
                              ----------------------------------------------------

Managed Global                Seeks capital appreciation.

                              Invests primarily in common stocks of both
                              domestic and foreign issuers.  This is
                              a non-diversified portfolio.
                              ----------------------------------------------------

Growth Opportunities          Seeks capital appreciation.

                              Invests primarily in equity securities of
                              domestic companies emphasizing companies with
                              market capitalizations of $1 billion or more.
                              ----------------------------------------------------

Developing World              Seeks capital appreciation.

                              Invests primarily in equity securities of
                              companies in developing or emerging countries.
                              ----------------------------------------------------

Mid-Cap Growth                Seeks long-term growth of capital.

                              Invests primarily in equity securities with
                              medium market capitalization.
                              ----------------------------------------------------

Research Seeks long-term growth of capital and future income.

                              Invests primarily in common stocks or securities
                              convertible into common stocks of companies
                              believed to have better than average prospects
                              for long-term growth.
                              ----------------------------------------------------

Total Return                  Seeks above-average income consistent with
                              prudent employment of capital.

                              Invests primarily in equity securities.
                              ----------------------------------------------------

Growth & Income               Seeks long-term total return.

                              Invests primarily in equity and debt securities,
                              focusing on small-and mid-cap
                              companies that offer potential appreciation,
                              current income, or both.
                              ----------------------------------------------------

Value + Growth                Seeks capital appreciation.

                              Invests primarily in mid-cap growth companies
                              with favorable relationships between
                              price/earnings ratios and growth rates.  Mid-cap
                              companies are those with market capitalizations
                              ranging from $750 million to approximately $2.0
                              billion.
                              ----------------------------------------------------


                                   12


Global Fixed Income           Seeks high total return.

                              Invests in both domestic and foreign debt
                              securities and related foreign currency
                              transactions.  The total return will be sought
                              through a combination of current income, capital
                              gains and gains in currency positions.
                              ----------------------------------------------------

Limited Maturity              Seeks highest current income consistent with low
  Bond                        risk to principal and liquidity.  Also seeks to
                              enhance its total return through capital appreciation
                              when market factors indicate that capital appreciation
                              may be available without significant risk
                              to principal.

                              Invests primarily in diversified limited
                              maturity debt securities with average maturity
                              dates of five years or shorter and in no cases
                              more than 7 years.
                              ----------------------------------------------------

Liquid Asset                  Seeks high level of current income consistent
                              with the preservation of capital and liquidity.

                              Invests in obligations of the U.S. Government
                              and its agencies and instrumentali-ties, bank
                              obligations, commercial paper and short-term
                              corporate debt securities.
                              All securities will mature in less than 1 year.
                              ----------------------------------------------------

PIMCO High Yield              Seeks to maximize total return.
  Bond
                              Invests in at least 65% of its assets in a
                              diversified portfolio of junk bonds rated at
                              least B by Moody's Investor Services, Inc. or
                              Standard & Poor's Rating Services or, if
                              unrated, determined to be of comparable quality.
                              ----------------------------------------------------

PIMCO StocksPLUS              Seeks total return that exceeds the total return
  Growth and Income           of the S&P 500.

                              Invests in common stocks, options, futures,
                              options on futures and swaps consistent with
                              strategy to exceed the performance of the
                              Standard & Poor's 500 Composite Stock Price
                              Index.
                              ----------------------------------------------------


PORTFOLIO MANAGEMENT FEES

Directed Services, Inc. serves as the overall manager of the GCG Trust and PIMCO serves as the overall adviser to the PIMCO Trust. Directed Services, Inc. and PIMCO provide or procure, at their own expense, the services necessary for the operation of the portfolios. See the cover page of this prospectus for the names of the corresponding portfolio managers. Directed Services, Inc. and PIMCO do not bear the expense of brokerage fees and other transactional expenses for securities, taxes (if any) paid by a portfolio, interest on borrowing, fees and expenses of the independent trustees, and extraordinary expenses, such as litigation or indemnification expenses.

The GCG Trust pays Directed Services, Inc. for its services a monthly fee based on the annual rates of the average daily net assets of the portfolios. Directed Services, Inc. (and not the GCG Trust) in turn pays each portfolio manager a monthly fee for managing the assets of the portfolios.

The PIMCO Trust pays PIMCO a monthly advisory fee and a monthly administrative fee of 0.25% based on the average daily net assets of each of the portfolios for managing the assets of the portfolios and for administering the PIMCO Trust.

More detailed information about each portfolio's management fees can be found in the prospectuses for the GCG Trust and the PIMCO Trust. You should read these prospectuses before investing.


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                     THE FIXED INTEREST ALLOCATION
-----------------------------------------------------------------------

You may allocate premium payments and transfer your contract value to the guaranteed interest periods of our Fixed Account at any time during the accumulation period. Every time you allocate money to the fixed account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We currently offer guaranteed interest periods of 6 months, 1, 3, 5, 7, and 10 years, although we may not offer all these periods in the future. You may select one or more guaranteed interest periods at any one time. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A market value adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. YOU BEAR THE RISK THAT YOU WILL RECEIVE LESS THAN YOUR PRINCIPAL, IF WE TAKE A MARKET VALUE ADJUSTMENT.

Assets supporting amounts allocated to the Fixed Account are available to fund the claims of all classes of our customers, contract owners and other creditors. Interests under your Contract relating to the Fixed Account are registered under the Securities Act of 1933 but the Fixed Account is not registered under the 1940 Act.

SELECTING A GUARANTEED INTEREST PERIOD

You may select one or more Fixed Interest Allocations with specified guaranteed interest periods. A guaranteed interest period is the period that a rate of interest is guaranteed to be credited to your Fixed Interest Allocation. We may at any time decrease or increase the number of guaranteed interest periods offered. In addition, we also offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. For more information, see "Transfers Among Your Investments - Dollar Cost Averaging."

Your contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited, as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of contract value. We will credit interest daily at a rate which yields the quoted guaranteed interest rate.

GUARANTEED INTEREST RATES

Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you hold it until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. The determination may be influenced by the interest rates on fixed income investments in which we may invest with the amounts we receive under the Contracts.
We will invest these amounts primarily in investment-grade fixed income securities (i.e., rated by Standard & Poor's rating system to be suitable for prudent investors) although we are not obligated to invest according to any particular strategy, except as may be required by applicable law. You will have no direct or indirect interest in these investments. We will also consider other factors in determining the guaranteed interest rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates but no Fixed Interest Allocation will ever have a guaranteed interest rate of less than 3% per year.

We may from time to time in our discretion offer interest rate specials for new premiums that are higher than the then current base interest rate. Renewal rates for such rate specials will be based on the base interest rate and not on the special rates initially declared.

TRANSFERS FROM A FIXED INTEREST ALLOCATION

You may transfer your contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the investment portfolios of Account B. Unless you tell us the Fixed Interest Allocations from which such transfers will be made, we will transfer amounts from your Fixed Interest Allocations starting with the guaranteed interest period nearest its maturity date, until we have honored your transfer request.

The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. If a transfer request would reduce the contract value remaining in a Fixed Interest Allocation to less than $100, we will treat such transfer request as a request to transfer the entire contract value in such Fixed Interest Allocation. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation offered only with dollar cost averaging, cancelling dollar cost averaging will cause a transfer which is subject to a Market Value Adjustment.

On the maturity date of a guaranteed interest period, you may transfer amounts from the applicable Fixed Interest Allocation to the investment portfolios and/or to new Fixed Interest Allocations with guaranteed interest periods of any length we are offering at that time. You may not, however, transfer amounts to any Fixed Interest Allocation with a guaranteed interest period that extends beyond the annuity start date.

At least 30 calendar days before a maturity date of any of your Fixed Interest Allocations, or earlier if required by state law, we will send you a notice of the guaranteed interest periods that are available.
You must notify us which investment portfolio(s) or new guaranteed interest period(s) you have selected before the maturity date of your Fixed Interest Allocations. If we do not receive timely instructions from you, we will transfer the contract value in the maturing Fixed Interest Allocation to a new Fixed Interest Allocation with a guaranteed interest period that is the same as the expiring guaranteed interest period. If such guaranteed interest period is not available or goes beyond the annuity start date, we will transfer your contract value in the maturing Fixed Interest Allocation to the next shortest guaranteed interest period which does not go beyond the annuity start date. If no such guaranteed interest period is available, we will transfer the contract value to a portfolio specially designated by the Company for such purpose. Currently we use the Liquid Asset portfolio for such purpose.

WITHDRAWALS FROM A FIXED INTEREST ALLOCATION

During the accumulation phase, you may withdraw a portion of your contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. Systematic withdrawals from a Fixed Interest Allocation are not permitted if such Fixed Interest Allocation is currently participating in the dollar cost averaging program. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and, in some cases, a surrender charge. See "Charges and Fees." Withdrawals may have federal income tax consequences, including a 10% penalty tax.

If you tell us the Fixed Interest Allocation from which your withdrawal will be made, we will assess the withdrawal against that Fixed Interest Allocation. If you do not, we will not assess your withdrawal against any Fixed Interest Allocations unless the withdrawal exceeds the contract value in the investment portfolios of Account B. If there is no contract value in those investment portfolios, we will deduct your withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request.

MARKET VALUE ADJUSTMENT

We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging programs) and (ii) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date. A Market Value Adjustment may decrease, increase or have no effect on your contract value.

We determine the Market Value Adjustment by multiplying the amount you withdraw, transfer or apply to an income plan by the following factor:

                    (   1+I   )N/365
                    (---------)         -1
                    (1+J+.0050)

Where,
     o "I" is the Index Rate for the affected Fixed Interest Allocation as of the first day of its guaranteed interest period;

     o  "J" is equal to the following:

        (1) If calculated for a Fixed Interest Allocation of 1 year or more, then "J" is the Index Rate for a new Fixed Interest Allocation with a guaranteed interest period equal to the time remaining (rounded up to the next full year except in Pennsylvania) in the guaranteed interest period;

        (2) If calculated for a Fixed Interest Allocation of 6 months, then "J" is the Index Rate for a new Fixed Interest
             Allocation with a guaranteed interest period of 6 months; and

     o "N" is the remaining number of days in the guaranteed interest period at the time of calculation.

The Index Rate is the average of the Ask Yields for U.S. Treasury Strips as quoted by a national quoting service for a period equal to the applicable guaranteed interest period. The average currently is based on the period starting from the 22nd day of the calendar month of the Index Rate determination and ending the 21st day of the calendar month immediately before the month of determination. We currently calculate the Index Rate once each calendar month but have the right to calculate it more frequently. The Index Rate will always be based on a period of at least 28 days. If the Ask Yields are no longer available, we will determine the Index Rate by using a suitable and approved, if required, replacement method.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization.

Several examples which illustrate how the Market Value Adjustment works are included in Appendix A.


-----------------------------------------------------------------------
                         THE ANNUITY CONTRACT
-----------------------------------------------------------------------

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of the GCG Trust and the PIMCO Trust funded by Golden American Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through Golden American's Fixed Account.

CONTRACT DATE AND CONTRACT YEAR

The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

ANNUITY START DATE

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

CONTRACT OWNER

You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit when due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the income phase begins, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation.

If the contract owner is a trust and a beneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, this will be treated as a change of contract owner for determining the death benefit. If no beneficial owner of the Trust has been designated, the availability of enhanced death benefits will be based on the age of the annuitant at the time you purchase the Contract.

   JOINT OWNER. For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner. The age of the older Owner will determine the applicable death benefit.

ANNUITANT

The annuitant is the person designated by you to be the measuring life in determining annuity payments. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the Contract is in effect.

The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. If the annuitant dies before the annuity start date, and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the Contract Owner is not an individual, in which case the death benefit becomes payable). If there is no contingent annuitant when the annuitant dies before the annuity start date, the contract owner will become the annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant.

If there is no contingent annuitant when the annuitant dies before the annuity start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax advisor for more information if you are not an individual.

BENEFICIARY

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds and who becomes the successor contract owner if the contract owner (or the annuitant if the contract owner is other than an individual) dies before the annuity start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. When an irrevocable beneficiary has been designated, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract.

   CHANGE OF CONTRACT OWNER OR BENEFICIARY. During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit and the guaranteed death benefit. You may also change the beneficiary. All requests for changes must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

PURCHASE AND AVAILABILITY OF THE CONTRACT

The initial premium payment must be $25,000. You may make additional payments of $1,000 or more at any time after the free look period. Under certain circumstances, we may waive the minimum premium payment requirement. You may make premium payments over $1,000,000 with our prior consent.

We will issue a Contract only if both the annuitant and the contract owner are not older than age 85.

CREDITING OF PREMIUM PAYMENTS

We will allocate your initial premium within 2 business days after receipt, if the application and all information necessary for processing the Contract are complete. Subsequent premium payments received in good order will be credited to a Contract within 1 business day. We may retain premium payments for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you directs us to hold the premium payment until the application is completed. Once the completed application is received, we will allocate the payment within 2 business days. We will make inquiry to discover any missing information related to subsequent payments. For any subsequent premium payments, the payment will be credited at the accumulation unit value next determined after receipt of your premium payment.

Upon allocation to the selected investment portfolios of Account B, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular portfolio by the value of an accumulation unit for the portfolio to determine the number of accumulation units of the portfolio to be held in Account B with respect to the Contract. The net investment results of each portfolio vary primarily with its investment performance.

In some states, we may require that an initial premium designated for a portfolio of Account B or the Fixed Account be allocated to a portfolio specially designated by the Company (currently, the Liquid Asset portfolio) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the portfolios you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each portfolio. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate those premiums to the specially designated portfolio during the free look period.

CONTRACT VALUE

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each investment portfolio in which you are invested.

   CONTRACT VALUE IN FIXED INTEREST ALLOCATIONS. The contract value in your Fixed Interest Allocation(s) is the sum of premium payments allocated to the Fixed Interest Allocation(s) under the Contract, plus credited interest, minus any transfers and withdrawals, Contract fees and premium taxes.

   CONTRACT VALUE IN THE INVESTMENT PORTFOLIOS. On the contract date, the contract value in your investment portfolios is equal to the initial premium paid and designated to be allocated in investment portfolios. On the contract date, we allocate your contract value to each investment portfolio and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation will be allocated to a portfolio specially designated by the Company during the free look period for this purpose.

On each business day after the contract date, we calculate the amount of contract value in each investment portfolio as follows:
   (1) We take the contract value in the portfolio at the end of the preceding business day.

   (2) We multiply (1) by the portfolio's net rate of return since the preceding business day.

   (3)  We add (1) and (2).

   (4) We add to (3) any additional premium payments, and then add or subtract allocations to or from that portfolio.

   (5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

CASH SURRENDER VALUE

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the investment portfolios, and interest credited to Fixed Interest Allocations and any Market Value Adjustment. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we deduct any surrender charge, any charge for premium taxes, and any other charges incurred but not yet deducted. Finally, we adjust for any Market Value Adjustment.

SURRENDERING TO RECEIVE THE CASH SURRENDER VALUE

You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender will be effective on the date your written request and the Contract are received at our Customer Service Center. We will determine and pay the cash surrender value. Once paid, all benefits under the Contract will be terminated. For administrative purposes, we will transfer your money to a specially designated portfolio (currently the Liquid Asset portfolio) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax advisor regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59 1/2 may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENT PORTFOLIOS AND OTHER
CHANGES

We may make additional investment portfolios available to you under the Contract.

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the Securities and Exchange Commission (and any other regulatory agency, if required) substitute another portfolio for existing and future investments.

We also reserve the right to: (i) deregister Account B under the 1940 Act; (ii) operate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Account B; and (v) combine Account B with other accounts.

We will of course provide you with written notice before any of these changes are effected.

THE FIXED ACCOUNT

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See "The Fixed Interest Allocations" for more information.

OTHER IMPORTANT PROVISIONS

See "Withdrawals," "Transfers Among Your Investments," "Death Benefit Choices," "Charges and Fees," "The Annuity Options" and "Other Contract Provisions" in this prospectus for information on other important provisions in your Contract.


-----------------------------------------------------------------------
                             WITHDRAWALS
-----------------------------------------------------------------------

Any time during the accumulation phase and before the death of the annuitant, you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you will incur a surrender charge. See "Charges and Fees--Surrender Charge for Excess Withdrawals." You need to submit to us a written request specifying the Fixed Interest Allocations or investment portfolios from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro rata basis from all of your investment portfolios. If there is not enough contract value in the investment portfolios, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made. For administrative purposes, we will transfer your money to a specially designated portfolio (currently, the Liquid Asset portfolio) prior to processing the withdrawal. This transfer will have no effect on the amount you withdraw.

We offer the following three withdrawal options:

REGULAR WITHDRAWALS

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. A regular withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment.

SYSTEMATIC WITHDRAWALS

You may choose to receive automatic systematic withdrawals on a monthly, quarterly, or annual basis from your contract value in the investment portfolios or the Fixed Interest Allocations. You may elect payments to start as early as 28 days after the contract date. You select the date on which the withdrawals will be made but this date cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of each month as the contract date. Each withdrawal payment must be at least $100.

The amount of your withdrawal can either be a fixed dollar amount or an amount based on a percentage of the premiums not previously withdrawn from the portfolios in which you are invested. Both options are subject to the following maximums:

                    FREQUENCY           MAXIMUM PERCENTAGE
                    ---------           ------------------
                    Monthly                   0.833%
                    Quarterly                 2.50%
                    Annual                   10.00%

If you select a fixed dollar amount and the amount to be systematically withdrawn would exceed the applicable maximum percentage of your premiums not previously withdrawn on the withdrawal date, we will reduce the amount withdrawn so that it equals such percentage. If you select a percentage and the amount to be systematically withdrawn based on that percentage would be less than the minimum of $100, we will increase the amount to $100 provided it does not exceed the maximum percentage. If it is below the maximum percentage we will send the $100. If it is above the maximum percentage we will send the amount and then cancel the option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you choose. Systematic withdrawals are not subject to a Market Value Adjustment. A Fixed Interest Allocation may not participate in both the dollar cost averaging program (see "Transfers Among Your Investments") and the systematic withdrawal option at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. You may elect to have this option commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect this if you are taking IRA withdrawals.

IRA WITHDRAWALS

If you have a non-Roth IRA Contract and will be at least age 70 1/2 during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by Federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by Federal tax law, distributions adequate to satisfy the requirements imposed by Federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the contract date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the contract date.

You may request that we determine for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the Statement of Additional Information. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending us satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

CONSULT YOUR TAX ADVISOR REGARDING THE TAX CONSEQUENCES ASSOCIATED WITH TAKING WITHDRAWALS. A withdrawal made before the taxpayer reaches age 59 1/2 may result in a 10% penalty tax. See "Federal Tax
Considerations" for more details.


-----------------------------------------------------------------------
                         TRANSFERS AMONG YOUR INVESTMENTS
-----------------------------------------------------------------------

You may transfer your contract value among the investment portfolios and Fixed Interest Allocations at the end of the free look period. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgement or in accordance with applicable law.

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center.

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in an investment portfolio or a Fixed
Interest Allocation.

To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. eastern time or the close of the New York Stock Exchange will be effected on the next business day. Account B and the Company will not be liable for following instructions communicated by telephone that we reasonably believe to be genuine. We require personal identifying information to process a request for transfer made over the telephone.

DOLLAR COST AVERAGING

You may elect to participate in our dollar cost averaging program if you have at least $1,200 of contract value in the (i) Limited Maturity Bond portfolio or the Liquid Asset portfolio, or (ii) a Fixed Interest Allocation with either a 6-month or a 1-year guaranteed interest period. These portfolios or Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other investment portfolio(s) selected by you. We also may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively for use with the dollar cost averaging program. The DCA Fixed Interest Allocations require a minimum premium payment of $1,200 directed into a DCA Fixed Interest Allocation.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other portfolios each month, more units of a portfolio are purchased if the value of its unit is low and less units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Unless you have a DCA Fixed Interest Allocation, you elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. If your source account is the Limited Maturity Bond portfolio, the Liquid Asset portfolio or a 1-year Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 12. If your source account is a 6-month Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 6. You may change the transfer amount once each contract year. If you have a DCA
Fixed Interest Allocation, there is no minimum or maximum transfer amount; we will transfer all your money allocated to that source account into the investment portfolio(s) in equal payments over the selected 6-month or 1-year period. The last payment will include earnings accrued over the course of the selected period.

Transfers from a Fixed Interest Allocation or a DCA Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the Liquid Asset portfolio. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify the investment portfolios to which the dollar amount of the source account is to be transferred, we will transfer the money to the investment portfolios in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation or DCA Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

We may in the future offer additional portfolios or withdraw any portfolio or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs currently in operation at the time.

AUTOMATIC REBALANCING

If you have at least $10,000 of contract value invested in the portfolios of Account B, you may elect to have your investments in the portfolios automatically rebalanced. We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the portfolios to maintain the investment blend of your selected portfolios. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro rata. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period.

To participate in automatic rebalancing send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the portfolios or if you make an additional premium payment or partial withdrawal on other than a pro rata basis. Additional premium payments and partial withdrawals effected on a pro rata basis will not cause the automatic rebalancing program to terminate.


-----------------------------------------------------------------------
                         DEATH BENEFIT CHOICES
-----------------------------------------------------------------------

DEATH BENEFIT DURING THE ACCUMULATION PHASE

During the accumulation phase, a death benefit is payable when either the annuitant (when contract owner is not an individual), the contract owner or the first of joint owners dies. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit value is calculated at the close of the business day on which we receive proof of death at our Customer Service Center. If the beneficiary elects not to take the death benefit at the time of death, the death benefit in the future may be affected. The proceeds may be received in a single sum or applied to any of the annuity options. If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. We will generally pay death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment.

You may choose from the following three death benefit choices: (1) the Standard Death Benefit; (2) the Percent Solution Enhanced Death Benefits (with 3%, 5% and 7% Solutions currently available); and (3) the

Annual Ratchet Enhanced Death Benefit. Once you choose a death benefit, it cannot be changed. We may in the future stop or suspend offering any of the enhanced death benefit options to new Contracts.

   STANDARD DEATH BENEFIT. You will automatically receive the Standard Death Benefit unless you elect one of the enhanced death benefits. The standard death benefit under the Contract is the greatest of (i) your contract value; (ii) total premium payments less any withdrawals; and
(iii) the cash surrender value.

   ENHANCED DEATH BENEFITS. If the 3%, 5% or 7% Solution Enhanced Death Benefit or the Annual Ratchet Enhanced Death Benefit is elected, the death benefit under the Contract is the greatest of (i) the contract value; (ii) total premium payments less any withdrawals; (iii) the cash surrender value; and (iv) the enhanced death benefit as calculated below.


  ------------------------------------------------------------------------------
  |                                                                            |
  |                 HOW THE ENHANCED DEATH BENEFIT IS CALCULATED               |
  |                                                                            |
  |           PERCENT SOLUTION                       ANNUAL RATCHET            |
  |                                                                            |
  -----------------------------------------------------------------------------|
  |  We credit interest each             |  On each contract anniversary       |
  |  business day at the enhanced        |  that occurs on or before the       |
  |  death benefit annual effective      |  contract owner turns age 70,       |
  |  rate* to the enhanced death         |  we compare the prior enhanced      |
  |  benefit from the preceding day      |  death benefit to the contract      |
  |  (which would be the initial         |  value, and select the larger       |
  |  premium if the preceding day is     |  amount as the new enhanced         |
  |  the contract date), then we add     |  death benefit.                     |
  |  additional premiums paid since      |                                     |
  |  the preceding day, then we          |  On all other days, the enhanced    |
  |  subtract any withdrawals made       |  death benefit is the amount        |
  |  since the preceding day, then we    |  determined below.  We first take   |
  |  adjust for any Market Value         |  the enhanced death benefit from    |
  |  Adjustment,and then                 |  the preceding day (which would be  |
  |  we subtract any associated          |  the initial premium if the         |
  |  surrender charges.                  |  preceding day is the contract      |
  |                                      |  date) and then we add additional   |
  |  **If you select the 7% Solution,    |  premiums paid since the preceding  |
  |  there is amaximum enhanced death    |  day, then we subtract any          |
  |  benefit of two times all            |  withdrawals made since the         |
  |  premium payments, as reduced by     |  preceding day, then we adjust for  |
  |  withdrawals.***  If you select      |  any Market Value Adjustment, and   |
  |  the 3% or 5% Solution, there is     |  then we subtract any associated    |
  |  no maximum on the enhanced          |  surrender charges.  That amount    |
  |  death benefit.                      |  becomes the new enhanced death     |
  |                                      |  benefit.                           |
  |                                      |                                     |
  ------------------------------------------------------------------------------



  * You select the enhanced death benefit interest rate of 3%, 5% or 7% when you purchase the Contract. The actual interest rate used for calculating the death benefit for the Liquid Asset and Limited Maturity Bond investment portfolios will be the lesser of the enhanced death benefit annual effective rate or the net rate of return for such portfolios during the applicable period. The interest rate used for calculating the death benefit for your Fixed Interest Allocation will be the lesser of the enhanced death benefit annual effective rate or the interest credited to such investment during the applicable period. Thus, selecting these investments may limit the enhanced death benefit. If we offer additional investment portfolios in the future, we may restrict those new portfolios from participating in the 7% Solution Enhanced Death Benefit.
  ** Each premium payment reduced by any withdrawals and any associated surrender charges incurred, will continue to grow at the enhanced death benefit interest rate, compounded daily.
  *** Each withdrawal reduces the maximum enhanced death benefit as follows: first, the maximum enhanced death benefit is reduced by the amount of any withdrawal of earnings; then, it is reduced in proportion to the reduction in the contract value for any withdrawal of premium (in each case, including any associated surrender charges) and as adjusted for any Market Value Adjustment. If those withdrawals in a contract year do not exceed 7% of cumulative premiums and did not exceed 7% of cumulative premiums in any prior contract year, such withdrawals will be treated as withdrawals of earnings for the purpose of calculating the maximum enhanced death benefit.

The Percent Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit are available only at the time you purchase your Contract and only if the contract owner or annuitant (when the contract owner is other than an individual) is not more than 70 years old at the time of purchase. The Percent Solution Enhanced Death Benefit may not be available where a Contract is held by joint owners.

DEATH BENEFIT DURING THE INCOME PHASE

If any contract owner or the annuitant dies after the annuity start date, the Company will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.


-----------------------------------------------------------------------
                           CHARGES AND FEES
-----------------------------------------------------------------------

We deduct the charges described below to cover our cost and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administrating the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. The amount of a charge will not always correspond to the actual costs associated. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the Contract, we may use such profits to finance the distribution of contracts.

CHARGE DEDUCTION PORTFOLIO

You may elect to have all charges against your contract value deducted directly from a single portfolio designated by the Company. Currently we use the Liquid Asset portfolio for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated portfolio, the charges will be deducted as discussed below. You may cancel this option at any time by sending satisfactory notice to our Customer Service Center.

CHARGES DEDUCTED FROM THE CONTRACT VALUE

We deduct the following charges proportionately from all portfolios in which you are invested. If there is no contract value in those portfolios, we will deduct charges from your Fixed Interest Allocations starting with the guarantee interest periods nearest their maturity dates until such charges have been paid. The charges we deduct are:

   SURRENDER CHARGE. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the 7-year period from the date we receive and accept a premium payment. The surrender charge is based on a percentage of each premium payment.
This charge is made to cover sales expenses that we have incurred.
We may in the future reduce or waive the surrender charge in certain situations but will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment as follows:

     Complete Years Elapsed        0  |  1  |  2  |  3  |  4  |  5  |  6  |  7+
       since premium payment          |     |     |     |     |     |     |
     Surrender Charge              6% |  6% |  6% |  5% |  4% |  3% |  1% |  0%

We will waive the surrender charge in most states in the following events: (i) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60 day period and your request for the surrender or withdrawal, together with all required documentation is received at our Customer Service Center during the term of your care or within 90 days after the last day of your care; or (ii) you are first diagnosed by a qualifying medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness.

See your Contract for more information. The waiver of surrender charge may not be available in all states.

FREE WITHDRAWAL AMOUNT. The Free Withdrawal Amount in any contract year is the greater of: (i) any earnings less previous free withdrawals; or (ii) 10% of premium payments paid within the past 7 years and not previously withdrawn, less any previous free withdrawals taken in the same contract year.

SURRENDER CHARGE FOR EXCESS WITHDRAWALS. We will deduct a surrender charge for excess withdrawals. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. Where you are receiving systematic withdrawals, any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the Contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each investment portfolio or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such portfolios or Fixed Interest Allocations, we will deduct charges proportionately from all other portfolios and Fixed Interest Allocations in which you are invested. ANY WITHDRAWAL FROM A FIXED INTEREST ALLOCATION MORE THAN 30 DAYS BEFORE ITS MATURITY DATE WILL TRIGGER A MARKET VALUE ADJUSTMENT.

For the purpose of calculating the surrender charge for an excess withdrawal: a) we treat premiums as being withdrawn on a first-in, first-out basis; and b) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix B. Although we treat premium payments as being withdrawn before earnings for purpose of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

   PREMIUM TAXES. We may make a charge for state and local premium taxes depending on the contract owner's state of residence. The tax can range from 0% to 3.5% of the premium. We have the right to change this amount to conform with changes in the law or if the contract owner changes state of residence.

   We deduct the premium tax from your contract value on the annuity start date. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it on surrender of the Contract, on excess withdrawals or on the annuity start date.

   ADMINISTRATIVE CHARGE. We deduct an annual administrative charge on each Contract anniversary, or if you surrender your Contract prior to a Contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 or 2% of the contract value, whichever is smaller.

   EXCESS TRANSFER CHARGE. We currently do not deduct any charges for allocation changes made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the portfolios and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount transferred from each portfolio and Fixed Interest Allocation, unless you have chosen to have all charges deducted from a single portfolio. The charge will not apply to any transfers due to the election of dollar cost averaging, auto rebalancing and transfers we make to and from any portfolios specially designated by the Company for such purpose.

CHARGES DEDUCTED FROM THE PORTFOLIOS

   MORTALITY AND EXPENSE RISK CHARGE. The amount of the mortality and expense risk charge depends on the death benefit you have elected. If you have elected the Standard Death Benefit, the charge, on an annual basis, is equal to 0.85% of the assets in each portfolio. The charge is deducted on each business day at the rate of .002339% for each day since the previous business day. If you have elected an enhanced death benefit, the charge, on an annual basis, is equal to 0.95% for the Annual Ratchet Death Benefit, or 0.90% for the 3% Solution Death Benefit, 1.05% for the 5% Solution Death Benefit, or 1.20% for the 7% Solution Death Benefit, of the assets in each portfolio. The charge is deducted each business day at the rate of .002615%, .002477%, .002892%, or .003308%, respectively, for each day since the previous business day.

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   ASSET-BASED ADMINISTRATIVE CHARGE.  We will deduct a daily charge from the assets in each portfolio, to compensate us for a portion of the administrative expenses under the Contract. The daily charge is at a rate of .000411% (equivalent to an annual rate of 0.15%) on the assets in each portfolio.

TRUST EXPENSES

There are fees and charges deducted from each portfolio of the GCG Trust and the PIMCO Trust. Please read the respective Trust prospectus for details.

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                          THE ANNUITY OPTIONS
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ANNUITIZATION OF YOUR CONTRACT

If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. We will make these payments under the annuity option chosen. You may change annuity option by making a written request to us at least 30 days before the annuity start date. The amount of the payments will be determined by applying your contract value adjusted for any applicable Market Value Adjustment on the annuity start date in accordance with the annuity option you chose.

You may also elect an annuity option on surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option within 60 days. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20.
We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20.

For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the level of annuity benefits, such as the annuity option chosen, the applicable payment rate used and the investment performance of the portfolios and interest credited to the Fixed Interest Allocations.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Some fixed annuity options provide fixed payments either for a specified period of time or for the life of the annuitant. The amount of life income payments will depend on the form and duration of payments you chose, the age of the annuitant or beneficiary (and gender, where appropriate), the total contract value applied to purchase a Fixed Interest Allocation, and the applicable payment rate.

Our approval is needed for any option where:
   (1) The person named to receive payment is other than the contract owner or beneficiary;

   (2)  The person named is not a natural person, such as a corporation; or

   (3) Any income payment would be less than the minimum annuity income payment allowed.

SELECTING THE ANNUITY START DATE

You select the date on which the annuity payments commence. The annuity start date must be at least 5 years from the contract date but before the month immediately following the annuitant's 90th birthday, or 10 years from the contract date, if later. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least 5 years.

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


If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday, or 10 years from the contract date, if later.

If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. See "Federal Tax Considerations" and the Statement of Additional Information. For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you attain age 70 1/2. Distributions may be made through annuitization or withdrawals. Consult your tax advisor.

FREQUENCY OF ANNUITY PAYMENTS

You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

THE ANNUITY OPTIONS

We offer the 4 annuity options shown below. Payments under Options 1 through 3 are fixed. Payments under Option 4 may be fixed or variable. For a fixed annuity option, the contract value in the portfolios is transferred to the Company's general account.

   OPTION 1. INCOME FOR A FIXED PERIOD. Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59 1/2.

   OPTION 2. INCOME FOR LIFE WITH A PERIOD CERTAIN. Payment is made for the life of the annuitant in equal monthly installments and guaranteed for at least a period certain such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount applied. If the person named lives beyond the guaranteed period, payments continue until his or her death. We guarantee that each payment will be at least the amount specified in the Contract corresponding to the person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them.

   OPTION 3. JOINT LIFE INCOME. This option is available when there are 2 persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available if you ask for them.

   OPTION 4. ANNUITY PLAN. The contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date.

PAYMENT WHEN NAMED PERSON DIES

When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and Golden American. The amounts we will pay are determined as follows:
   (1) For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments. Under Options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. The discount interest rate is never less than 3% for Option 1 and Option 2 per year. We will, however, base the discount interest rate on the interest rate used to calculate the payments for Options 1 and 2 if such payments were not based on the tables in the Contract.

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   (2)  For Option 3, no amounts are payable after both named persons have died.

   (3) For Option 4, the annuity option agreement will state the amount we will pay, if any.


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                         OTHER CONTRACT PROVISIONS
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REPORTS TO CONTRACT OWNERS

We will send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and the amounts deducted from or added to the contract value since the last report. We will also send you copies of any shareholder reports of the portfolios in which Account B invests, as well as any other reports, notices or documents we are required by law to furnish to you.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the Securities and Exchange Commission so that the sale of securities held in Account B may not reasonably occur or so that the Company may not reasonably determine the value of Account B's net assets; or (4) during any other period when the Securities and Exchange Commission so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

IN CASE OF ERRORS IN YOUR APPLICATION

If an age or sex given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or sex.

ASSIGNING THE CONTRACT AS COLLATERAL

You may assign a non-qualified Contract as collateral security for a loan but understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment may have federal tax consequences. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

CONTRACT CHANGES -- APPLICABLE TAX LAW

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity. You will be given advance notice of such changes.

FREE LOOK

You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value adjusted for any Market Value Adjustment plus any charges we deducted. The Contract will be void as of the day we receive your Contract and your request. Some states require that we return the premium paid rather than the contract value. In these states, your premiums designated for investment in the portfolios will be allocated during the free look period to a portfolio specially designated by the Company for this purpose (currently, the Liquid Asset portfolio). We may, in our discretion, require that premiums designated for investment in the portfolios from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated division during the free look period. If you keep your Contract after the free look period, we will put your money in the portfolio(s) chosen by you, based on the accumulation unit value next computed for each portfolio, and/or in the Fixed Interest Allocation chosen by you.

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


GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce any surrender, administration, and mortality and expense risk charges. We may also change the minimum initial and additional premium requirements, or offer an alternative or reduced death benefit.

SELLING THE CONTRACT

Directed Services, Inc. is principal underwriter and distributor of the Contract as well as for other contracts issued through Account B and other separate accounts of Golden American. We pay Directed Services for acting as principal underwriter under a distribution agreement.

Directed Services, Inc. enters into sales agreements with broker-dealers to sell the Contracts through registered representatives who are licensed to sell securities and variable insurance products. These broker-dealers are registered with the SEC and are members of the National Association of Securities Dealers, Inc. The writing agent will receive commissions of up to 6.5% of any initial or additional premium payments made. Certain sales agreements may provide for a combination of a certain percentage of commission at the time of sale and an annual trail commission (which when combined could exceed 6.5% of total premium payments).


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                              OTHER INFORMATION
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VOTING RIGHTS

We will vote the shares of a Trust owned by Account B according to your instructions. However, if the Investment Company Act of 1940 or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a portfolio by dividing the Contract's contract value in that portfolio by the net asset value of one share of the portfolio. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust's meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all Contracts in that portfolio. We will also vote shares we hold in Account B which are not attributable to contract owners in the same proportion.

YEAR 2000 PROBLEM

Like other business organizations and individuals around the world, Golden American and Account B could be adversely affected if the computer systems doing the accounts processing or on which Golden American and/or Account B relies do not properly process and calculate date-related information related to the end of the year 1999. This is commonly known as the Year 2000 (or Y2K) Problem. Golden American is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to the computer systems that it uses and to obtain satisfactory assurances that comparable steps are being taken by its and Account B's major service providers. At this time, however, we cannot guarantee that these steps will be sufficient to avoid any adverse impact on Golden American and Account B.

STATE REGULATION

We are regulated by the Insurance Department of the State of Delaware. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

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


LEGAL PROCEEDINGS

The Company, like other insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that currently there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Company or Account B.

LEGAL MATTERS

The legal validity of the Contracts was passed on by Myles R. Tashman, Esquire, Executive Vice President, General Counsel and Secretary of Golden American. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

EXPERTS

The financial statements of Golden American and Account B appearing or incorporated by reference in the Statement of Additional Information and Registration Statement have been audited by [ _________________ ], independent auditors.


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                      FEDERAL TAX CONSIDERATIONS
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The following summary provides a general description of the federal income tax considerations associated with this Contract and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. You should consult your counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present federal income tax laws. We do not make any representations as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS.

TYPES OF CONTRACTS:  NON-QUALIFIED OR QUALIFIED

The Contract may be purchased on a non-tax-qualified basis or purchased on a tax-qualified basis. Qualified Contracts are designed for use by individuals whom premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, or 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on our tax status. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a qualified Contract in order to continue receiving favorable tax treatment. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a Contract for your particular situation. The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACTS

   DIVERSIFICATION REQUIREMENTS. The Code requires that the investments of a variable account be "adequately diversified" in order for the Contracts to be treated as annuity contracts for federal income tax purposes. It is intended that Account B, through the portfolios, will satisfy these diversification requirements.

In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of a contract owner to allocate premium payments and transfer contract values, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give contract owners investment control over Account B assets, we reserve the right to modify the Contracts as necessary to prevent a contract owner from being treated as the owner of the Account B assets supporting the Contract.

   REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

TAX TREATMENT OF ANNUITIES

   IN GENERAL. We believe that if you are a natural person you will not be taxed on increases in the value of a Contract until a distribution occurs or until annuity payments begin. (For these purposes, the agreement to assign or pledge any portion of the contract value, and, in the case of a qualified Contract, any portion of an interest in the qualified plan, generally will be treated as a distribution.)

TAXATION OF NON-QUALIFIED CONTRACTS

   NON-NATURAL PERSON. The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the contract value over the "investment in the contract" (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective contract owner that is not a natural person may wish to discuss these with a tax adviser. The following discussion generally applies to Contracts owned by natural persons.

   WITHDRAWALS. When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the Contract at that time. The tax treatment of market value adjustments is uncertain. You should consult a tax adviser if you are considering taking a withdrawal from your Contract in circumstances where a market value adjustment would apply.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract.

   PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a non-qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

     o  made on or after the taxpayer reaches age 59 1/2;

     o  made on or after the death of a contract owner;

     o  attributable to the taxpayer's becoming disabled; or

     o made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

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   ANNUITY PAYMENTS.  Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

   TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments.

   TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. A transfer or assignment of ownership of a Contract, the designation of an annuitant, the selection of certain dates for commencement of the annuity phase, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. A contract owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.

   WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability.
Recipients can generally elect, however, not to have tax withheld from distributions.

   MULTIPLE CONTRACTS. All annuity contracts that are issued by us (or our affiliates) to the same contract owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such contract owner's income when a taxable distribution occurs.

TAXATION OF QUALIFIED CONTRACTS

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and contributions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents.

   DISTRIBUTIONS. Annuity payments are generally taxed in the same manner as under a non-qualified Contract. When a withdrawal from a qualified Contract occurs, a pro rata portion of the amount received is taxable, generally based on the ratio of the contract owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract) to the participant's total accrued benefit balance under the retirement plan. For Qualified Contracts, the investment in the contract can be zero. For Roth IRAs, distributions are generally not taxed, except as described below.

For qualified plans under Section 401(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. For IRAs described in
Section 408, distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time before the contract owner's death.

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


   WITHHOLDING. Distributions from certain qualified plans generally are subject to withholding for the contract owner's federal income tax liability. The withholding rates vary according to the type of distribution and the contract owner's tax status. The contract owner may be provided the opportunity to elect not to have tax withheld from distributions. "Eligible rollover distributions" from section 401(a) plans and section 403(b)tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions that are required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the contract owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

Brief descriptions of the various types of qualified retirement plans in connection with a Contract follow. We will endorse the Contract as necessary to conform it to the requirements of such plan.

REQUIRED DISTRIBUTIONS UPON CONTRACT OWNER'S DEATH

We will not allow any payment of benefits provided under the Contract which do not satisfy the requirements of Section 72(s) of the Code.

If the contract owner dies before the annuity start date, the death benefit payable to the beneficiary will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect, within the 1-year period after the contract owner's date of death, to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (2) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and
(3) all rights and privileges granted by the Contract or allowed by Golden American will belong to the spouse as contract owner of the Contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a nonspouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

If we do not receive an election from a nonspouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the Contract.

If the annuitant dies after the annuity start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect.

If the contract owner dies after the annuity start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If the contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the contract owner of the Contract.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS

Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their

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


employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits before transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

INDIVIDUAL RETIREMENT ANNUITIES

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" or transferred on a tax-deferred basis into an IRA. There are significant restrictions on rollover or transfer contributions from Savings Incentive Match Plans (SIMPLE), under which certain employers may provide contributions to IRAs on behalf of their employees, subject to special restrictions. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. Sales of the Contract for use with IRAs may be subject to special requirements of the IRS.

ROTH IRAS

Effective January 1, 1998, section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax, and other special rules may apply. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TAX SHELTERED ANNUITIES

Section 403(b) of the Code allows employees of certain Section
501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about the federal tax consequences under the Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each contract owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

-----------------------------------------------------------------------
     MORE INFORMATION ABOUT GOLDEN AMERICAN LIFE INSURANCE COMPANY
-----------------------------------------------------------------------

SELECTED FINANCIAL DATA
[To be provided by amendment.]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
[To be provided by amendment.]

DIRECTORS AND EXECUTIVE OFFICERS
[To be provided by amendment.]

COMPENSATION TABLES AND OTHER INFORMATION
[To be provided by amendment.]

                     [FINANCIAL STATEMENTS]

                 [TO BE PROVIDED BY AMENDMENT.]

-----------------------------------------------------------------------
                    STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------------------------------------------

TABLE OF CONTENTS

          ITEM                                                     PAGE
                                                                   ----
          Introduction............................................   1
          Description of Golden American Life Insurance Company...   1
          Safekeeping of Assets...................................   1
          The Administrator.......................................   1
          Independent Auditors....................................   2
          Distribution of Contracts...............................   2
          Performance Information.................................   3
          IRA Withdrawal Option...................................   9
          Other Information.......................................   9
          Financial Statements of Separate Account................  10
          Appendix -- Description of Bond Ratings................. A-1




-----------------------------------------------------------------------
PLEASE TEAR OFF, COMPLETE AND RETURN THE FORM BELOW TO ORDER A FREE STATEMENT OF ADDITIONAL INFORMATION FOR THE CONTRACTS OFFERED UNDER
THE PROSPECTUS.  ADDRESS THE FORM TO OUR CUSTOMER SERVICE CENTER;
THE ADDRESS IS SHOWN ON THE COVER.
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B.

Please Print or Type:

                      --------------------------------------
                      NAME


                      --------------------------------------
                      SOCIAL SECURITY NUMBER


                      --------------------------------------
                      STREET ADDRESS


                      --------------------------------------
                      CITY, STATE, ZIP


G3770 VALUE PLUS (__/98)

             [THIS PAGE IS INTENTIONALLY LEFT BLANK]

                                 APPENDIX A

                  MARKET VALUE ADJUSTMENT EXAMPLES

EXAMPLE #1: FULL SURRENDER -- EXAMPLE OF A NEGATIVE MARKET VALUE
ADJUSTMENT

   Assume $100,000 was allocated to a Fixed Interest Allocation with a guarantee interest period of 10 years, a guaranteed interest rate of 7.5%, an initial Index Rate ("I") of 7%; that a full surrender is requested 3 years into the guaranteed interest period; that the then Index Rate for a 7 year guaranteed interest period ("J") is 8%; and that no prior transfers or partial withdrawals affecting this Fixed Interest Allocation have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

   1. The contract value of the Fixed Interest Allocation on the date of surrender is $124,230
      ( $100,000 X 1.075 ^ 3 )
   2. N = 2,555 ( 365 X 7 )
   3. Market Value Adjustment =  $124,230 X
      (( 1.07 / 1.0850 ) ^ ( 2,555 / 365 ) - 1 ) = $11,535

   Therefore, the amount paid to you on full surrender ignoring any surrender charge is $112,695 ( $124,230 - $11,535 ).

EXAMPLE #2: FULL SURRENDER -- EXAMPLE OF A POSITIVE MARKET VALUE
ADJUSTMENT

   Assume $100,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, a guaranteed interest rate of 7.5%, an initial Index Rate ("I") of 7%; that a full surrender is requested 3 years into the guaranteed interest period; that the then Index Rate for a 7 year guaranteed interest period ("J") is 6%; and that no prior transfers or partial withdrawals affecting this Fixed Interest Allocation have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

   1. The contract value of the Fixed Interest Allocation on the date of surrender is $124,230
      ( $100,000 X 1.075 ^ 3 )
   2. N = 2,555 ( 365 X 7 )
   3. Market Value Adjustment =  $124,230 X
      (( 1.07 / 1.0650 ) ^ ( 2,555 / 365 ) - 1 ) = $4,141

   Therefore, the amount paid to you on full surrender ignoring any surrender charge is $128,371 ( $124,230 + $4,141 ).

EXAMPLE #3: WITHDRAWAL -- EXAMPLE OF A NEGATIVE MARKET VALUE
ADJUSTMENT

   Assume $200,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, a guaranteed interest rate of 7.5%, an initial Index Rate ("I") of 7%; that a partial withdrawal of $112,695 is requested 3 years into the guaranteed interest period; that the then Index Rate ("J") for a 7 year guaranteed interest period is 8%; and that no prior transfers or partial withdrawals affecting this Fixed Interest Allocation have been made.

   First calculate the amount that must be withdrawn from the Fixed Interest Allocation to provide the amount requested.

   1. The contract value of the Fixed Interest Allocation on the date of withdrawal is $248,459
      ( $200,000 X 1.075 ^ 3 )
   2. N = 2,555 ( 365 X 7 )
   3. Amount that must be withdrawn =
      (( $112,695 / ( 1.07 / 1.0850 ) ^ ( 2,555 / 365 )) = $124,230

                                   A1

   Then calculate the Market Value Adjustment on that amount

   4. Market Value Adjustment =  $124,230 X
      (( 1.07 / 1.0850 ) ^ ( 2,555 / 365 ) - 1 ) = $11,535

   Therefore, the amount of the withdrawal paid to you is $112,695, as requested. The Fixed Interest Allocation will be reduced by the amount of the withdrawal, $112,695, and also reduced by the Market Value Adjustment of $11,535, for a total reduction in the Fixed Interest Allocation of $124,230.

EXAMPLE #4: WITHDRAWAL -- EXAMPLE OF A POSITIVE MARKET VALUE
ADJUSTMENT

   Assume $200,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, a guaranteed interest rate of 7.5%, an initial Index Rate of 7%; that a partial withdrawal of $128,371 requested 3 years into the guaranteed interest period; that the then Index Rate ("J") for a 7 year guaranteed interest period is 6%; and that no prior transfers or withdrawals affecting this Fixed Interest
Allocation have been made.

   First calculate the amount that must be withdrawn from the Fixed Interest Allocation to provide the amount requested.

   1. The contract value of Fixed Interest Allocation on the date of surrender is $248,459
      ( $200,000 X 1.075 ^ 3 )
   2. N = 2,555 ( 365 X 7 )
   3. Amount that must be withdrawn =
      (( $128,371 / ( 1.07 / 1.0650 ) ^ ( 2,555 / 365 )) = $124,230

   Then calculate the Market Value Adjustment on that amount

   4. Market Value Adjustment =  $124,230 X
      (( 1.07 / 1.0650 ) ^ ( 2,555 / 365 ) - 1 ) = $4,141

   Therefore, the amount of the partial withdrawal paid to you is $128,371, as requested. The Fixed Interest Allocation will be reduced by the amount of the partial withdrawal, $128,371, but increased by the Market Value Adjustment of $4,141, for a total reduction in the Fixed Interest Allocation of $124,230.

                                   A2

                            APPENDIX B

          SURRENDER CHARGE FOR EXCESS WITHDRAWALS EXAMPLE


The following assumes you made an initial premium payment of $25,000 and additional premium payments of $25,000 in each of the second and third contract years, for total premium payments under the Contract of $75,000. It also assumes a withdrawal at the beginning of the fifth contract year of 30% of the contract value of $90,000.

In this example, $15,000 (maximum of $15,000 or $75,000 x .10) is the maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total withdrawal would be $27,000 ($90,000 x .30). Therefore, $12,000 ($27,000 - $15,000) is
considered an excess withdrawal of a part of the initial premium payment of $25,000 and would be subject to a 4% surrender charge of $480 ($12,000 x .04). This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

                                   B1

               GOLDEN AMERICAN LIFE INSURANCE COMPANY
               Golden American Life Insurance Company is a stock company domiciled in Wilmington, Delaware

G3770 VALUE PLUS __/98

PART B

                       STATEMENT OF ADDITIONAL INFORMATION
                              GOLDENSELECT VALUE PLUS


                          DEFERRED COMBINATION VARIABLE
                           AND FIXED ANNUITY CONTRACT

                                    ISSUED BY
                               SEPARATE ACCOUNT B
                                  ("Account B")
                               (or the "Account")

                                       OF
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY


THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. THE INFORMATION CONTAINED HEREIN SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE GOLDEN AMERICAN LIFE INSURANCE COMPANY DEFERRED VARIABLE ANNUITY CONTRACT WHICH IS REFERRED TO HEREIN.

THE PROSPECTUS SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, SEND A WRITTEN REQUEST TO GOLDEN AMERICAN LIFE INSURANCE COMPANY, CUSTOMER SERVICE CENTER, P.O. BOX 8794, WILMINGTON, DE 19899-8794 OR TELEPHONE
1-800-366-0066.

                             DATE OF PROSPECTUS AND
                      STATEMENT OF ADDITIONAL INFORMATION:

                               [              ], 1998

TABLE OF CONTENTS

ITEM                                                                  PAGE

Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . .      1
Description of Golden American Life Insurance Company. . . . . . .      1
Safekeeping of Assets. . . . . . . . . . . . . . . . . . . . . . .      1
The Administrator. . . . . . . . . . . . . . . . . . . . . . . . .      1
Independent Auditors . . . . . . . . . . . . . . . . . . . . . . .      2
Distribution of Contracts. . . . . . . . . . . . . . . . . . . . .      2
Performance Information. . . . . . . . . . . . . . . . . . . . . .      3
IRA Partial Withdrawal Option. . . . . . . . . . . . . . . . . . .      9
Other Information. . . . . . . . . . . . . . . . . . . . . . . . .      9
Financial Statements of Separate Account B . . . . . . . . . . . .     10

INTRODUCTION

This Statement of Additional Information provides background information regarding Account B.


              DESCRIPTION OF GOLDEN AMERICAN LIFE INSURANCE COMPANY

Golden American Life Insurance Company ("Golden American") is a stock life insurance company organized under the laws of the State of Delaware.
On August 13, 1996, Equitable of Iowa Companies, Inc. (formerly Equitable of Iowa Companies)("EIC")acquired all of the interest in Golden American and Directed Services, Inc. On October 24, 1997, Equitable of Iowa Companies and ING Groep, N.V. ("ING") completed a merger agreement with Equitable of Iowa becoming a wholly owned subsidiary of ING. ING, headquartered in the Netherlands, is a global financial services holding company with over $307.6 billion in assets as of December 31, 1997.

As of December 31, 1997, Golden American had approximately $227.3 million in stockholder's equity and approximately $2.4 billion in total assets, including approximately $1.6 billion of separate account assets. Golden American is authorized to do business in all jurisdictions except New York. Golden American offers variable annuities and variable life insurance.
Golden American has formed a subsidiary, First Golden American Life Insurance Company of New York ("First Golden"), who currently writes variable annuity business in the state of New York. The initial capitalization of First Golden was $25 million.


                              SAFEKEEPING OF ASSETS

Golden American acts as its own custodian for Account B.

                                THE ADMINISTRATOR

Effective January 1, 1997, Equitable Life Insurance Company of Iowa ("Equitable Life") and Golden American became parties to a service agreement pursuant to which Equitable Life agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to Golden American. Expenses incurred by Equitable Life in relation to this service agreement were reimbursed by Golden American on an allocated cost basis. No charges were billed to Golden American by Equitable Life pursuant to the service agreement in 1997.

                              INDEPENDENT AUDITORS

[                                                         ] independent
auditors, will perform annual audits of Golden American and the Account.

                            DISTRIBUTION OF CONTRACTS

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous.

Directed Services, Inc., an affiliate of the Depositor, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by Golden American which, since December 31, 1994, are sold primarily through two broker/dealer institutions. For the years ended 1997, 1996 and 1995 commissions paid by Golden American to Directed Services, Inc. aggregated $36,351,000, $27,065,000 and $8,440,000, respectively. Directed Services, Inc.
is located at 1001 Jefferson Street, suite 400, Wilmington, Delaware  19801.

Golden American provided to Directed Services, Inc. certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. Golden American charged Directed Services, Inc. for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by Golden American's employees on behalf of Directed Services, Inc. In the opinion of management, this method of cost allocation is reasonable. In 1995, the service agreement between Directed Services, Inc. and Golden American was amended to provide for a management fee from Directed Services, Inc. to Golden American for managerial and supervisory services provided by Golden American. This fee, calculated as a percentage of average assets in the variable separate accounts, was $2,770,000, $2,267,000 and $987,000 for the years ended 1997, 1996 and 1995, respectively.


                             PERFORMANCE INFORMATION

Performance information for the divisions of Account B, including yields, standard annual returns and other non standard measures of performance of all divisions, may appear in reports or promotional literature to current or prospective owners. Such non standard measures of performance will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC. Negative values are denoted by minus signs ("-"). Performance information for measures other than total return do not reflect any applicable premium tax that can range from 0% to 3.5%. As described in the prospectus, five death benefit options are available.
The following performance values reflect the election at issue of the 7% Solution Enhanced Death Benefit Option providing values reflecting the highest aggregate contract charges. If one of the other death benefit options had been elected, the historical performance values would be higher than those represented in the examples.

No contracts offered by this prospectus and Statement of Additional Information were issued as of the date of this Statement of Additional Information. Therefore, the performance illustrations below are based on hypothetical investments, in each Division from the date of the underling Series inception.

SEC STANDARD MONEY MARKET DIVISION YIELDS
Current yield for the Liquid Asset Division will be based on the change in the value of a hypothetical investment (exclusive of capital changes or income other than investment income) over a particular 7-day period, less a pro-rata share of division expenses accrued over that period (the "base period"), and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. Calculation of "effective yield" begins with the same "base period return" used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

            EFFECTIVE YIELD = [(BASE PERIOD RETURN) +1) ^ (365/7)] - 1

The hypothetical current yield and effective yield of the Liquid Asset Division for the 7-day period December 25, 1997 to December 31, 1997 were 3.83% and 3.90%, respectively.

SEC STANDARD 30-DAY YIELD FOR NON-MONEY MARKET DIVISIONS

Quotations of yield for the remaining divisions will be based on all investment income per division earned during a particular 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of an accumulation unit on the last day of the period, according to the following formula:

                        YIELD = 2 [ ( a - b  +1)^(6) - 1]
                                      -----
                                       cd

          Where:
               [a] equals the net investment income earned during the period by the Series attributable to shares owned by a division
               [b] equals the expenses accrued for the period (net of reimbursements)
               [c] equals the average daily number of units outstanding during the period based on the index of investment experience
               [d] equals the value (maximum offering price) per index of investment experience on the last day of the period

Yield on divisions of Account B is earned from the increase in net asset value of shares of the Series in which the Division invests and from dividends declared and paid by the Series, which are automatically reinvested in shares of the Series.

SEC STANDARD AVERAGE ANNUAL TOTAL RETURN FOR ALL DIVISIONS
Quotations of average annual total return for any division will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and 10 years (or, if less, up to the life of the division), calculated pursuant to the formula:

                                  P(1+T)^(n)=ERV

          Where:
               (1)  [P] equals a hypothetical initial premium payment of
                    $1,000
               (2)  [T] equals an average annual total return
               (3)  [n] equals the number of years
               (4) [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period (or fractional portion thereof)

All total return figures reflect the deduction of the maximum sales load, the administrative charges, and the mortality and expense risk charges. The Securities and Exchange Commission (the "SEC") requires that an assumption be made that the contract owner surrenders the entire contract at the end of the one, five and 10 year periods (or, if less, up to the life of the security) for which performance is required to be calculated. This assumption may not be consistent with the typical contract owner's intentions in purchasing a contract and may adversely affect returns. Quotations of total return may simultaneously be shown for other periods, as well as quotations of total return that do not take into account certain contractual charges such as sales load.

The hypothetical Average Annualized Total Return for the Divisions presented on a standardized basis for the year ending December 31, 1997 were as follows:

Average Annualized Total Return for Periods Ending 12/31/97  -- Standardized
----------------------------------------------------------------------------
Division                  One Year Period    Five Year Period   Inception to       Inception Date
                          Ending 12/31/97    Ending 12/31/97    Ending 12/31/97
--------                  ---------------    ----------------   ---------------    --------------
Multiple Allocation           9.81%               8.68%*              8.41%*          01/25/89
Fully Managed                 7.75%               7.98%*              7.87%*          01/25/89
Capital Appreciation         21.17%              14.49%*             14.69%*          05/04/92
Rising Dividends             22.03%                n/a               17.30%           10/04/93
All-Growth                   -1.61%               1.97%*              4.07%*          01/25/89
Real Estate                  15.09%              17.22%*             11.05%*          01/25/89
Hard Assets                  -1.31%              17.14%*              8.42%*          01/25/89
Global Fixed Income*         -6.74%                n/a                4.06%           10/07/94
Value Equity                 19.52%                n/a               20.94%           01/01/95
Strategic Equity             15.45%                n/a               15.01%           10/02/95
Small Cap                     2.79%                n/a               10.86%           01/02/96
Mid-Cap Growth*              12.00%                n/a               20.04%           10/07/94
Research*                    12.46%                n/a               20.68%           10/07/94
Total Return*                13.19%                n/a               14.75%           10/07/94
Growth & Income              17.41%                n/a               25.23%           04/01/96
Value + Growth*               8.16%                n/a               13.25%           04/01/96
Limited Maturity Bond        -0.81%               2.31%*              5.33%*          01/25/89
Liquid Asset                 -2.37%               2.34%*              3.70%*          01/25/89
Emerging Markets             16.64%                n/a               -4.34%           10/04/93
Managed Global                4.61%               2.45%*              2.54%*          10/21/92
Growth Opportunities**         n/a                 n/a                 n/a            02/19/98
Developing World**             n/a                 n/a                 n/a            02/19/98


PIMCO High Yield Bond**        n/a                 n/a                 n/a            05/01/98
PIMCO StocksPLUS Growth        n/a                 n/a                 n/a            05/01/98
and Income**



----------------------------------------------------------------------------
*  Total return calculation reflects partial waiver of fees and expenses.

** Division commenced operations after December 31, 1997

NON-STANDARD AVERAGE ANNUAL TOTAL RETURN FOR ALL DIVISIONS
Quotations of non-standard average annual total return for any division will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and 10 years (or, if less, up to the life of the division), calculated pursuant to the formula:

                                 [P(1+T)^(n)]=ERV
          Where:
               (1)  [P] equals a hypothetical initial premium payment of
                    $1,000
               (2)  [T] equals an average annual total return
               (3)  [n] equals the number of years
               (4) [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period (or fractional portion thereof) assuming certain loading and charges are zero.

All total return figures reflect the deduction of the mortality and expense risk charge and the administrative charges, but not the deduction of the maximum sales load and the annual contract fee.

Average Annualized Total Return for the Divisions presented on a non-standardized basis for the year ending December 31, 1997 were as follows:

The hypothetical Average Annualized Total Return for Year Ending 12/31/97 -- Non-Standardized
-------------------------------------------------------------------------------
Division                  One Year Period    Five Year Period   Inception to       Inception Date
                          Ending 12/31/97    Ending 12/31/97    Ending 12/31/97
--------                  ---------------    ----------------   ---------------    --------------

Multiple Allocation          15.85%               9.28%*              8.43%*          01/25/89
Fully Managed                13.79%               8.59%*              7.90%*          01/25/89
Capital Appreciation         27.21%              14.98%*             14.99%*          05/04/92
Rising Dividends             28.07%                n/a               17.89%           10/04/93
All-Growth                    4.44%               2.74%*              4.11%*          01/25/89
Real Estate                  21.13%              17.67%*             11.07%*          01/25/89
Hard Assets                   4.73%              17.58%*              8.44%*          01/25/89
Global Fixed*                -0.69%                n/a                5.50%           10/07/94
Value Equity                 25.56%                n/a               22.33%           01/01/95
Strategic Equity             21.49%                n/a               17.27%           10/02/95
Small Cap                     8.84%                n/a               13.60%           01/02/96
Mid-Cap Growth*              18.05%                n/a               21.09%           10/07/94
Research*                    18.50%                n/a               21.72%           10/07/94
Total Return*                19.23%                n/a               15.91%           10/07/94
Growth & Income              23.46%                n/a               28.06%           04/01/96
Value + Growth*              14.20%                n/a               16.37%           04/01/96
Limited Maturity Bond         5.23%               4.04%*              5.36%*          01/25/89
Liquid Asset                  3.62%               2.97%*              3.73%*          01/25/89
Emerging Markets            -10.60%                n/a               -3.21%           10/04/93
Managed Global               10.66%               3.20%*              3.10%*          10/21/92
Growth Opportunities**         n/a                 n/a                 n/a            02/19/98
Developing World**             n/a                 n/a                 n/a            02/19/98

PIMCO High Yield Bond**        n/a                 n/a                 n/a            05/01/98
PIMCO StocksPLUS Growth
and Income**                   n/a                 n/a                 n/a            05/01/98


-------------------------------------------------------------------------------
*  Total return calculation reflects partial waiver of fees and expenses.

** Division commenced operations after December 31, 1997.

Performance information for a division may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Donoghue Money Market Institutional Averages, or other indices that measure performance of a pertinent group of securities so that investors may compare a division's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

Performance information for any division reflects only the performance of a hypothetical contract under which accumulation value is allocated to a division during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio of the Series of the Trust in which the Account B divisions invest, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Reports and promotional literature may also contain other information including the ranking of any division derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria.

PUBLISHED RATINGS
From time to time, the rating of Golden American as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

ACCUMULATION UNIT VALUE
We use accumulation units to calculate the value of a Contact. Each Division has its own accumulation unit value. The calculation of the accumulation unit value is discussed in the prospectus for the Contracts under Performance Information. The following illustrations show a calculation of a new accumulation unit value and the purchase of accumulation units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the 7% Solution Enhanced Death Benefit, the death benefit option with the highest mortality and expense risk charge.
The mortality and expense risk charge associated with the 3% and 5% Solution Enhanced Death Benefits, the Annual Ratchet Enhanced Death Benefit, and the Standard Death Benefit are lower than that used in the examples and would result in higher accumulation unit values or contract values.

     1.  Accumulation unit value, beginning of period  . . . .   $      10.00
     2.  Value of securities, beginning of period. . . . . . .   $      10.00
     3.  Change in value of securities . . . . . . . . . . . .   $       0.10
     4.  Gross investment return (3) divided by (2). . . . . .           0.01
     5.  Less daily mortality and expense charge . . . . . . .       0.003308
     6.  Less asset based administrative charge. . . . . . . .       0.000411
     7.  Net investment return (4) minus (5) minus (6) . . . .       0.006281
     8.  Net investment factor (1.000000) plus (7) . . . . . .       1.006281
     9.  Accumulation unit value, end of period (1)
          multiplied by (8). . . . . . . . . . . . . . . . . .   $  10.06281

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
     Example 2.

     1.  Initial premium payment . . . . . . . . . . . . . . .   $      1,000
     2.  Accumulation unit value, on effective date
          of purchase (see Example 1). . . . . . . . . . . . .   $      10.00
     3.  Number of accumulation units purchased (1)
          divided by (2) . . . . . . . . . . . . . . . . . . .            100
     4.  For valuation date following purchase
         (see Example 1) . . . . . . . . . . . . . . . . . . .   $   10.06281
     5.  Contract value for valuation date
         following purchase (3) multiplied by (4). . . . . . .   $   1,006.28

                          IRA PARTIAL WITHDRAWAL OPTION

If the contract owner has an IRA contract and will attain age 70 1/2 in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the "Code") are made. Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70 1/2. If the required minimum distribution is not withdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected, distributions must nonetheless be made in accordance with the requirements of Federal tax law.

Golden American notifies the contract owner of these regulations with a letter mailed on January 1st of the calendar year in which the contract owner reaches age 70 1/2 which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner's life only) or, if the contract owner is married, on a joint life basis (contract owner's and spouse's lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when Golden American receives the completed election form. Golden American calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the accumulation value by the life expectancy. In the first year withdrawals begin, we use the accumulation value as of the date of the first payment. Thereafter, we use the accumulation value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner's spouse and the beneficiary is more than ten years younger than the contract owner.

                                OTHER INFORMATION

Registration statements have been filed with the SEC under the Securities
Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                   FINANCIAL STATEMENTS OF SEPARATE ACCOUNT B

The audited financial statements of Separate Account B are listed below and are included in this Statement of Additional Information [To be added by amendment]:

          Report of Independent Auditors
          Audited Financial Statements
               Statement of Assets and Liability as of December 31, 1997 Statement of Operations for the Year ended December 31, 1997 Statements of Changes in Net Assets for the Years Ended
                    December 31, 1996 and 1997
          Notes to Financial Statements

                      PART C -- OTHER INFORMATION

ITEM 24: FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

(a) (1)       All financial statements are included in either the Prospectuses or the Statements of Additional Information, as indicated
                therein.
    (2)       Schedules I, III, IV follow [To be added by amendment]:


EXHIBITS

(b) (1)        Resolution of the board of directors of the Depositor
                authorizing the
                establishment of the Registrant (1)

    (2)        Not applicable

    (3)  (a)   Form of Distribution Agreement between the Depositor and
                Directed Services, Inc. (1)
         (b)   Form of Dealers Agreement (1)
         (c)   Organizational Agreement (1)
         (d)  (i)  Addendum to Organizational Agreement (1)
             (ii)  Expense Reimbursement Agreement (1)
         (e)   Form of Assignment Agreement for Organizational Agreement (1)

    (4)  (a)   Individual Deferred Combination Variable and Fixed Annuity
                Contract (1)
         (b)   Group Deferred Combination Variable and Fixed
                Annuity Contract (1)
         (c)   Individual Deferred Variable Annuity Contract (1)
         (d)   Individual Retirement Annuity Rider Page (1)
         (e)   ROTH Individual Retirement Annuity Rider (1)

    (5)  (a)   Individual Deferred Combination Variable and Fixed Annuity
                Application (1)
         (b) Group Deferred Combination Variable and Fixed Annuity Enrollment Form (1)
         (c)   Individual Deferred Variable Annuity Application (1)

    (6)  (a)  (i)  Articles of Incorporation of Golden American Life Insurance
                    Company (1)
             (ii)  Certificate of Amendment of the Restated Articles of
                    Incorporation of Golden American Life Insurance Company (1)
            (iii)  Certificate of Amendment of the Restated Articles of
                    Incorporation of MB Variable Life Insurance Company (1)
             (iv)  Certificate of Amendment of the Restated Articles of
                    Incorporation of Golden American Life Insurance Company
                     (12/28/93) (1)
         (b)  (i)  By-Laws of Golden American Life Insurance Company (1)
             (ii)  By-Laws of Golden American Life Insurance Company, as
                    amended (1)
            (iii)  Certificate of Amendment of the By-Laws of MB Variable Life
                    Insurance Company, as amended (1)
             (iv)  By-Laws of Golden American, as amended (12/21/93) (1)

    (7)        Not applicable

    (8)   (a)  Participation Agreement between Golden American and PIMCO
                Variable Insurance Trust (1)
    (8)   (b)  Administrative Services Agreement between Golden American and Equitable Life Insurance Company of Iowa (1)
    (8)   (c)  Service Agreement between Golden American and Directed
                Services, Inc. (1)
    (8)   (d)  Service Agreement between Golden American and EISI (1)

    (9)        Opinion and Consent of Myles R. Tashman (1)

    (10)  (a)  Consent of Sutherland Asbill & Brennan LLP (1)
          (b)  Consent of Independent Auditors (1)
          (c)  Consent of Myles R. Tashman (1)

    (11)       Not applicable

    (12)       Not applicable

    (13)       Schedule of Performance Data (1)

    (14)       Not applicable

    (15)       Powers of Attorney


(1)  To be filed by pre-effective amendment



ITEM 25:  DIRECTORS AND OFFICERS OF THE DEPOSITOR

                             Principal                 Position(s)
Name                      Business Address             with Depositor

Barnett Chernow          Golden American Life Ins. Co. President and
                         1001 Jefferson Street         Director
                         Wilmington, DE  19801

Paul E. Larson           Equitable of Iowa Companies   Director
                         909 Locust Street
                         Des Moines, IA  50309

Frederick S. Hubbell     Equitable of Iowa Companies   Director
                         909 Locust Street
                         Des Moines, IA  50309

Beth B. Neppl            Equitable of Iowa Companies   Director and Vice
                         909 Locust Street             President
                         Des Moines, IA  50309

Myles R. Tashman         Golden American Life Ins. Co. Director, Executive
                         1001 Jefferson Street         Vice President, General
                         Wilmington, DE  19801         Counsel and Secretary

Keith Glover             Golden American Life Ins. Co. Executive Vice
                         1001 Jefferson Street         President
                         Wilmington, DE  19801

James R. McInnis         Golden American Life Ins. Co. Executive Vice
                         1001 Jefferson Street         President
                         Wilmington, DE  19801

Stephen J. Preston       Golden American Life Ins. Co. Executive Vice President
                         1001 Jefferson Street,        and Chief Actuary
                         Wilmington, DE  19801

Steven G. Mandel         Golden American Life Ins. Co. Senior Vice President
                         1001 Jefferson Street
                         Wilmington, DE  19801

Ronald R. Blasdell       Golden American Life Ins. Co. Senior Vice President
                         1001 Jefferson Street
                         Wilmington, DE  19801

Emme R. Koster           Golden American Life Ins. Co. Senior Vice President
                         1001 Jefferson Street         and Chief Financial
                         Wilmington, DE  19801         Officer

David  L. Jacobson       Golden American Life Ins. Co. Senior Vice President
                         1001 Jefferson Street         and Assistant Secretary
                         Wilmington, DE  19801

William L. Lowe          Equitable of Iowa Companies   Senior Vice President,
                         909 Locust Street             Sales & Marketing
                         Des Moines, IA  50309

Edward Syring, Jr.       Equitable of Iowa Companies   Senior Vice President,
                         909 Locust Street             Sales & Marketing
                         Des Moines, IA  50309

Dennis D. Hargens        Equitable of Iowa Companies   Treasurer
                         909 Locust Street
                         Des Moines, IA  50309

Lawrence W. Porter, M.D. Equitable of Iowa Companies   Medical Director
                         909 Locust Street
                         Des Moines, IA  50309

ITEM 26: PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Depositor owns 100% of the stock of a newly formed New York company, First Golden American Life Insurance Company of New York ("First Golden"). The primary purpose for the formation of First Golden is to offer variable products in the state of New York.

The following persons control or are under common control with the Depositor:

DIRECTED SERVICES, INC. ("DSI") - This corporation is a general business corporation organized under the laws of the State of New York, and is wholly owned by ING Groep, N.V. The primary purpose of Directed Services, Inc. is to act as a broker-dealer in securities. It acts as the principal underwriter and distributor of variable insurance products including variable annuities as required by the SEC. The contracts are issued by the Depositor. DSI also has the power to carry on a general financial, securities, distribution, advisory or investment advisory business; to act as a general agent or broker for insurance companies and to render advisory, managerial, research and consulting services for maintaining and improving managerial efficiency and operation. DSI is also registered with the SEC as an investment adviser.

     The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding stock is owned and controlled by ING. Various companies and other entities controlled by ING may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organizational chart.

As of October, 1998, the subsidiaries of ING are as follows:

                    ING GROUP - U.S.A. Holding Company System
                             As of October, 1998

ING Groep, N.V. (The Netherlands) - No FEIN (non-insurer)
 ING Bank N.V. (The Netherlands) - No FEIN (non-insurer)
 ING Verzekeringen N.V. (The Netherlands) - No FEIN (non-insurer)
    ING Insurance International B.V. (The Netherlands) - No FEIN(non-insurer)
       Nederlands Reassurantie Groep Holding N.V.(The Netherlands)(non-insurer)
          NRG America Holding Company (Pennsylvania) (non-insurer)(23-2074221)
             NRG America Syndicate (New York) (non-insurer) (22-2281839)
             NRG America Management Corporation (Pennsylvania) (23-1667532) Philadelphia Reinsurance Corporation (Pennsylvania) (23-1620930)
       Nationale-Nederlanden Intertrust B.V. (The Netherlands) (non-insurer)
          NNUS Realty Corporation (Delaware) (non-insurer) (13-3062172)
         ING America Insurance Holdings,Inc.(Delaware)(non-insurer)(02-0333654)
            Equitable of Iowa Companies, Inc. (Delaware) (non-insurer)
                Directed Services, Inc. (New York) (non-insurer)
                Equitable Investment Services, Inc. (Iowa) (non-insurer) Equitable Life Insurance Company of Iowa (Iowa) (insurer)
                  Equitable American Insurance Company(Iowa) (insurer)
                     Equitable Creative Services, Ltd. (Iowa) (non-insurer)
                  Equitable Companies (Iowa) (non-insurer)
                     CLC, Ltd. (75%) (Iowa) (non-insurer)
                     Equitable American Marketing Services, Inc.(Iowa)
                        (non-insurer)
                     Equitable Marketing Services, Inc. (Iowa)(non-insurer) Younkers Insurance & Investments, Ltd. (Iowa)(non-insurer)
                  USG Annuity & Life Company (Oklahoma) (insurer)
                     USGL Service Corporation (Iowa) (non-insurer)
                  Equi-Select Series Trust (Massachusetts) (non-insurer)
                Equitable of Iowa Companies Capital Trust (Delaware)
                        (non-insurer)
                Equitable of Iowa Companies Capital Trust II (Massachusetts)
                        (non-insurer)
                Equitable of Iowa Securities Network, Inc. (Iowa) (non-insurer) Golden American Life Insurance Company (Delaware) (insurer)
                  First Golden American Life Insurance Company of New York
                        (New York)(insurer)
                  The GCG Trust (Massachusetts) (non-issuer)
                Locust Street Securities, Inc. (Iowa) (non-insurer)
                Shiloh Farming Company (Louisiana) (non-insurer)
                Tower Locust, Ltd. (Iowa) (non-insurer)
            ING America Life Corporation (Georgia) (non-insurer) (58-1360182)
                GAC Capital, Inc. (Delaware) (non-insurer) (51-0266924)
                Life Insurance Company of Georgia (Georgia)(insurer)
                        (58-0298930)
                  Springstreet Associates, Inc.(Georgia)(non-insurer)
                        (58-1822054)
                Southland Life Insurance Company (Texas) (insurer)(75-0572420)
            Security Life of Denver Insurance Company (Colorado) (insurer)
                        (84-0499703)
                First ING Life Insurance Company of New York (New York)
                        (13-2740556)
                First Secured Mortgage Deposit Corporation (Colorado)
                        (non-insurer)(84-1086427)
                ING America Equities, Inc. (Colorado) (non-insurer)(84-0499703) Midwestern United Life Insurance Company (Indiana) (insurer)
                        (35-0838945)
                Wilderness Associates (Colorado) (non-insurer)
            Afore Bital ING, S. A. de C. V. (Mexico) (non-insurer)
            Columbine Life Insurance Company (Colorado) (insurer) (52-1222820) ING Fund Services Co., Inc. (Delaware) (non-issuer)
            ING Investment Management, Inc. (Delaware) (non-issuer)
                ING Investment Management LLC (Delaware) (non-insurer)
                        (58-1515059)
            ING Mutual Funds Management Co., LLC (Delaware) (non-issuer)
            ING North America Insurance Corporation (Delaware)(non-insurer)
                        (52-1317217)
            ING Seguros Sociedad Anonima de Capital Variable (Mexico)(insurer) Lion Custom Investments LLC (Delaware) (non-insurer)
            Lion II Custom Investments LLC (Delaware) (non-issuer)
            MIA Office Americas, Inc. (Georgia) (non-insurer)
            Multi-Financial Group, Inc. (Colorado) (non-issuer)
                Multi-Financial Securities Corporation (Colorado) (non-issuer)
                  Multi-Financial Securities Corporation of Massachusetts, Inc. Multi-Financial Securities Corporation of Ohio, Inc. Multi-Financial Securities Corporation of Texas, Inc.
            Orange Investment Enterprises, Inc. (Delaware) (non-insurer) Security Life Assignment Corp. (Colorado) (non-insurer)
            Security Life of Denver International, Ltd. (Bermuda) (insurer)
            SLR Management, Ltd. (Bermuda) (non-insurer)
            VESTAX Capital Corporation, Inc. (Ohio) (non-insurer)
                VESTAX Securities Corp. (Ohio) (non-insurer)
                VTX Agency Inc. (Ohio) (non-insurer)
                  PMG Agency, Inc. (Ohio) (non-insurer)
                VTX Agency of Michigan, Inc. (Michigan) (non-insurer)

Item 27:  Number of Contract Owners

 [    ] contract owners as of September 30, 1998

ITEM 28: INDEMNIFICATION

Golden American shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of Golden American as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

Golden American may also, to the extent permitted by law, indemnify any other person who is or was serving Golden American in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

Golden American or its parents may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 29: PRINCIPAL UNDERWRITER


(a) At present, DSI, the Registrant's Distributor, also serves as principal underwriter for all contracts issued by Golden American. DSI is the principal underwriter for Separate Account A, Separate Account B and Alger Separate Account A of Golden American.

(b) The following information is furnished with respect to the principal officers and directors of DSI, the Registrant's
Distributor:

Name and Principal          Positions and Offices     Positions and Offices
Business Address            with Underwriter          with Depositor
------------------          ---------------------     ---------------------

Beth B. Neppl               Director                  Director and Vice
Equitable of Iowa Companies                           President
909 Locust Street
Des Moines, IA  50309

R. Lawrence Roth            Director                  None
VESTAX Capital Corporation
1931 Georgetown Road
Hudson, OH  44236

Myles R. Tashman            Director, Executive Vice  Director, Executive Vice
Directed Services, Inc.     President, General        President, General
1001 Jefferson Street       Counsel and Secretary     Counsel and Secretary
Wilmington, DE  19801

James R. McInnis            President                 Executive Vice President
Directed Services, Inc.
1001 Jefferson Street
Wilmington, DE  19801

Barnett Chernow             Executive Vice President  Director and President
Directed Services, Inc.
1001 Jefferson Street
Wilmington, DE  19801

Stephen J. Preston          Executive Vice President  Executive Vice President
Directed Services, Inc.                               and Chief Actuary
1001 Jefferson Street
Wilmington, DE  19801

David L. Jacobson           Senior Vice President     Senior Vice President
Directed Services, Inc.
1001 Jefferson Street
Wilmington, DE  19801

Jodie R. Schult             Treasurer                 None
Equitable of Iowa Companies
909 Locust Street
Des Moines, IA  50309


(c)
                     1997 Net
      Name of      Underwriting     Compensation
     Principal     Discounts and         on         Brokerage
    Underwriter    Commissions       Redemption    Commissions    Compensation
    -----------    -----------       ----------    -----------    ------------
    Directed       $35,944,000           $0            $0              $0
    Services, Inc.

ITEM 30: LOCATION OF ACCOUNTS AND RECORDS

Accounts and records are maintained by Golden American Life Insurance Company at 1001 Jefferson Street, Suite 400, Wilmington, DE 19801 and by Equitable Life Insurance Company of Iowa, an affiliate, at 909 Locust Street,
Des Moines, IA 50309.


ITEM 31: MANAGEMENT SERVICES

None.

ITEM 32: UNDERTAKINGS

(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as it is necessary to ensure that the audited financial statements in the registration statement are never more that 16 months old so long as payments under the variable annuity contracts may be accepted.

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and,

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

REPRESENTATIONS

1. The account meets definition of a "separate account" under federal securities laws.

2. Golden American Life Insurance Company hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                             SIGNATURES
As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Wilmington, and State of Delaware, on the 3rd day of November 1998.

                                     SEPARATE ACCOUNT B
                                      (Registrant)

                                By:  GOLDEN AMERICAN LIFE
                                     INSURANCE COMPANY
                                     (Depositor)

                                By:
                                     --------------------
                                     Barnett Chernow*
                                     President

Attest: /s/ Marilyn Talman
        ------------------------
         Marilyn Talman
         Vice President, Associate General Counsel
         and Assistant Secretary of Depositor

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities indicated on November 3, 1998.

Signature                          Title

                              President and Director
--------------------          of Depositor
Barnett Chernow*



--------------------          Senior Vice President
Emme Robert Koster*           and Chief Financial Officer


                DIRECTORS OF DEPOSITOR


----------------------
Frederick S. Hubbell*



----------------------
Paul E. Larson*



----------------------
Myles R. Tashman*



----------------------
Beth B. Neppl*




       By: /s/Marilyn Talman      Attorney-in-Fact
           -----------------------
           Marilyn Talman
_______________________
*Executed by Marilyn Talman on behalf of those indicated pursuant to Power of Attorney.

                              Exhibit Index

15        Powers of Attorney                                  EX-99.B15